ANNUAL REPORT

2001



TRANSATLANTIC HOLDINGS, INC.

TRANSATLANTIC HOLDINGS, INC.

Transatlantic Holdings, Inc. (TRH) is a leading international reinsurance organization headquartered in New York, with operations worldwide. Its subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ) are rated "A++ (Superior)," the highest rating classification, by A.M. Best Company. Moody's Investors Service has assigned an insurance financial strength rating of Aa1 ("Excellent") to TRC. Standard & Poor's has assigned an insurer financial strength rating of "AA" to TRC, Putnam and TRZ. These subsidiaries offer reinsurance capacity on both a treaty and facultative basis – structuring traditional and non-traditional programs for a full range of property and casualty products, with an emphasis on specialty risks.

2001

Financial Strength
(in billions of dollars)


7
6
5
4
3
2
1
97
98
99
00
01
O Assets
O Loss Reserves
O Stockholders' Equity

Cumulative Total Return to Stockholders*
(in dollars)


800
700
600
500
400
300
200
100
0
91
93
95
97
99
01
O TRH
O S&P 500
O Ins (Prop/Cas)-500

Source: Standard & Poor's Institutional Market Services
*Value of $100 invested in June 1990, including reinvested dividends.

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share data)	2001	2000	Change
Net premiums written	**$1,905.6**	$1,658.6	14.9%
Net investment income	**240.1**	234.5	2.4
(Loss) income before income taxes	**(34.1)**	268.0	-
Net income	**18.9**	211.6	(91.1)
Income, as adjusted*	**197.8**	190.1	4.0
Per common share results – diluted:			
Net income	**0.36**	4.03	(91.1)
Income, as adjusted*	**3.75**	3.62	3.5
Assets	**6,741.3**	5,522.7	22.1
Stockholders' equity	**1,846.0**	1,856.4	(0.6)
Book value per common share	**35.33**	35.59	(0.7)

*Represents net income excluding the following: 2001 - the after-tax amounts of realized net capital losses, catastrophe losses (principally related to the September 11th attacks) and the charge related to Enron Corporation; 2000 - after-tax realized net capital gains.

○ ○ LETTER TO STOCKHOLDERS

The terrorist attacks of September 11 had a profound impact on all of us, overshadowing all else that occurred in 2001. The suffering from this irreparable human tragedy has been staggering, and the economic losses severe. Thankfully, no Transatlantic employees or immediate family members were lost – though many of our colleagues and friends were not so fortunate. A dedication to all those who were affected follows this letter.

TRANSATLANTIC REMAINS STRONG

While the financial impact of the terrorist attacks was significant, Transatlantic Holdings, Inc. remains financially and operationally strong. Net income for 2001 was $18.9 million, or $0.36 per share, which includes after-tax catastrophe losses of $139.8 million (principally from the September 11th attacks) and an after-tax charge of $39.0 million for Enron reinsurance exposure. The scope and size of 2001 catastrophe losses were by far the largest ever encountered by our industry. Net income for 2000 totaled $211.6 million, or $4.03 per share, and no catastrophe losses were reported for that year. Excluding the after-tax impact of the abovementioned charges and realized capital (losses) gains, 2001 income would have improved to $197.8 million, or $3.75 per share, versus $190.1 million, or $3.62 per share, in the prior year.

Transatlantic's financial condition and business franchise remain on extremely solid footing. The improvement in market conditions in virtually all lines, which began in 2000, intensified after September 11 – as did the flight to quality resulting from the heightened awareness of the need to obtain reinsurance from financially strong companies.

Both our domestic and international operations reported strong growth as market conditions became more favorable. Overall, net premiums written rose 15 percent to $1.91 billion in 2001, and net investment income increased to $240 million. Operating cash flow, totaling $242 million, represented a large improvement over the prior year.

The unusual charges discussed above limited our return on equity to 1.1 percent this year, compared to an estimated -2.4 percent for the Property and Casualty Industry. Excluding such charges, our return on equity would have reached 10.6 percent. Stockholders' equity amounted to $1.85 billion at year-end. It has risen at a compound annual rate of 14 percent over the last 10 years.

Our 2001 combined ratio was 114.9 versus 99.9 in the prior year. Pre-tax catastrophe losses and the pre-tax loss related to Enron Corporation added 12.0 and 3.4, respectively, to the combined ratio in 2001. Loss and loss adjustment expense reserves totaled $3.7 billion at year-end 2001.

In the second quarter of 2001, the Board of Directors declared a three-for-two common stock split, which was paid on July 20. At the same time, the Company raised its quarterly dividend, as it has every year since 1990, when Transatlantic became a public company. The quarterly dividend was increased by 7 percent to $0.096 per common share.



Maurice R. Greenberg Chairman (left)
Robert F. Orlich President and CEO

Our stock price, with dividends reinvested, rose 30 percent during 2001 and almost 700 percent since 1990. This performance substantially exceeded that of the Insurance (Property-Casualty)-500 index and the S&P 500 index during those periods.

Our debt-free balance sheet, with assets of $6.7 billion, continues to be among the strongest in our industry. We follow a conservative investment philosophy, with over 94 percent of our bond portfolio rated "AA" or better. Our subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ) are rated "A++ (Superior)" by A.M. Best Company – the highest rating issued; and TRC is rated Aa1 ("Excellent") by Moody's Investors Service. TRC, Putnam and TRZ are each rated "AA" by Standard & Poor's.

We produced these results in an especially challenging industry environment. Major catastrophe losses affected our industry and strained capital resources during the year. The resulting price improvements attracted investors to add capital to the market through the formation of new companies, principally in Bermuda, and prompted certain existing companies to enhance their capital base; however, only a portion of the capital drained by the record catastrophe losses has been replaced. Moreover, the fact that pricing has improved in virtually all lines does not necessarily translate into universal pricing adequacy.

While we strongly believe that the federal government must be the reinsurer of last resort for terrorism risk, which in the broadest sense cannot be accurately measured or priced, we are selectively underwriting certain risks with terrorism exposures and evaluating each on its own merits.

○ ○

COMMITMENT TO UNDERWRITING DISCIPLINE As a lead reinsurer on much of our business, we know that we must continue to focus on maintaining product and geographic diversification, tailoring our products and value-added services to the needs of clients, and maintaining an unfailing commitment to underwriting discipline.

UNITED STATES In 2001, domestic net premiums written increased by 20 percent, to $1.01 billion, with significant growth in auto, general casualty and certain professional liability classes. While the marketplace remained competitive in 2001, rate strengthening occurred across many lines as the year progressed, particularly after September 11. Most of the impact of these increases will not be felt until 2002, as major segments of our business renew on January 1 and July 1.

Transatlantic is the largest broker-market reinsurer in the United States and a recognized leader and innovator in specialty casualty classes. These classes include medical malpractice, accident and health, other professional liability, directors' and officers' liability and environmental impairment liability. The increased loss severity reported in medical malpractice and directors' and officers' liability classes during the year – and the general reduction in risk appetite on the part of some of our competitors as they assessed the overall impact of the events of September 11 – resulted in thinning market capacity and improved pricing for these classes.

In 2001, we continued to focus our attention on other key product areas as well, including: general property lines, ocean marine, aviation and space, surety and casualty clash. In addition, we increased our property catastrophe excess-of-loss and property facultative writings as a result of the growing demand and improved pricing environment for these products in the wake of a net withdrawal of capacity from the market.

INTERNATIONAL Internationally, net premiums written grew by 10 percent in 2001, to $893 million, as each office drew on its local expertise and on the full range of Transatlantic's worldwide resources. International business accounted for 47 percent of total net premiums written. American International Group, Inc. (AIG) – which has a 60 percent ownership interest in Transatlantic – continued to bring us valuable access to markets worldwide.

Europe and the Middle East Net premiums written increased strongly in our largest international region, principally as a result of positive developments in our motor book. Overall, we were able to attain meaningful rate improvements as the year progressed. Our prime European locations – in London, Paris and Zurich – coordinate their efforts in developing our European business. Nowhere was the insurance impact of the events of September 11 felt more heavily than in the London market, where almost all lines of business met with substantial pricing corrections and coverage restrictions.

Our newer representative offices – in Warsaw, Poland (opened in 2000) and in Sydney, Australia (opened in early 2001 and reporting to our London office) – are helping us to gain better access to promising markets. Moreover, through our late-2000 acquisition of a 40 percent interest in Kuwait Reinsurance Company (K.S.C.), we continue to expand our business opportunities in Middle Eastern and North African markets.

The Americas (other than the United States) In both our Canadian operation and our Latin American and Caribbean Division – which includes our Buenos Aires and Rio de Janeiro representative offices – net premiums written grew significantly, as our core property and casualty products reported gains and we continued to make meaningful progress in further diversifying our portfolio. The Latin American and Caribbean Division's internal restructuring on the basis of product lines benefited us by enhancing responsiveness to clients' needs and market conditions. Rates have firmed in that region as a reduction of industry capacity and a flight to quality continued to characterize markets there. While there are many positive signs afoot in Latin America, we need to remain vigilant in monitoring evidence of political and economic turmoil in certain countries.

Asia Our Asia Pacific regional hub in Hong Kong manages the operations of our Hong Kong and Tokyo branches and our Shanghai representative office. In 2001, Transatlantic capitalized on the improving property facultative market by bringing needed capacity and expertise to the region. We also further diversified our treaty book, which has focused traditionally on property lines, by growing our liability business and writing new opportunities in specialty casualty, surety and other areas where we have a competitive advantage. Net premiums written in the region remained level as gains

Net Income
(in millions of dollars)


186
248
187
212
19
97
98
99
00
01

Net Investment Income
(in millions of dollars)


208
222
231
234
240
97
98
99
00
01

Return on Equity
(percent)


20
15
10
5
0
-5
97
98
99
00
01*

○ TRH
○ S&P 500
○ P&C Industry

P&C Industry estimated and S&P 500 source: Fox-Pitt, Kelton Inc.
*P&C Industry and S&P 500 estimated.

were offset by premium reductions – a predictable result of our disciplined risk selection across all lines – and our conservative policy towards underwriting catastrophe-exposed pro rata property business.

Despite disappointing results in 2001, due to the unusual loss activity that significantly affected our industry, Transatlantic continued to strengthen and build its business for the future. We increased premium volume under improved market conditions and we expect that trend to continue in 2002. We should also benefit from our skill in providing reinsurance products that meet the needs of our clients – and from our ability to provide those products in a timely and effective manner.

In closing, we would like to thank our skilled and dedicated staff, whose efforts are responsible for Transatlantic's success and our company's ability to maintain a leadership role within its industry. In the aftermath of September 11, our staff members displayed remarkable courage and professionalism – and kept Transatlantic operating in the days immediately following the attacks. We also deeply appreciate the support and well wishes we received from colleagues and friends both here and abroad.

M. R. Greenberg
Chairman

Robert F. Orlich
President and
Chief Executive Officer

DEDICATION

The terrorist attacks of September 11 left a tragic loss of life in their wake. We at Transatlantic mourn the loss of former employees, as well as colleagues, friends and other innocent victims who perished; they and their families and friends are in our thoughts and prayers. We pay tribute to the heroes from our uniformed services, along with the brave civilians who joined them on the ground and in the air, for the incredible courage they displayed in saving many lives – at grave risk to their personal safety.

The human tragedy is irreparable. A nation and freedom-loving people everywhere were left scarred – but firmly united in their resolve to overcome this evil.

Since Transatlantic's world headquarters is just four blocks from the World Trade Center site, our people were directly exposed to this event. We have never been prouder of them and of the determination and strength they consistently display in making Transatlantic a resilient and cohesive organization, prepared to meet the challenges that lie ahead.

TRANSATLANTIC HOLDINGS, INC.

AT A GLANCE TRANSATLANTIC HOLDINGS, INC.

MAJOR OPERATING COMPANIES

TRANSATLANTIC REINSURANCE COMPANY
- Trans Re Zurich
- Putnam Reinsurance Company

MAJOR LINES OF BUSINESS

CASUALTY

Specialty:
- Medical Malpractice
- Other Professional Liability
- Directors and Officers Liability
- Accident and Health
- Environmental Impairment Liability

General:
- General Liability
- Auto Liability
- Surety, Credit and Financial Guaranty
- Marine and Aviation
- Workers Compensation
- Casualty Clash

PROPERTY
- Fire/Commercial Property
- Inland Marine
- Homeowners Multi-peril
- Auto Physical Damage
- Allied Lines

TRADITIONAL & NON-TRADITIONAL SOLUTIONS

LOCATIONS

UNITED STATES
- New York
- Chicago

INTERNATIONAL
- Toronto
- Miami (Latin America & the Caribbean)
- Buenos Aires
- Rio de Janeiro
- London
- Paris
- Zurich
- Warsaw
- Johannesburg
- Sydney
- Hong Kong
- Shanghai
- Tokyo

Transatlantic Reinsurance Company, Trans Re Zurich (TRZ) and Putnam Reinsurance Company are the principal operating companies of Transatlantic Holdings, Inc. The Transatlantic group structures traditional and non-traditional programs for a full range of treaty and facultative products worldwide, with an emphasis on specialty classes. We reinsure a diverse spectrum of cedants, including captive insurance companies and risk retention groups. Our global operations are headquartered in New York, and we have an international network of offices located in the Americas, Europe, Africa, Asia and Australia.

For 2001, Transatlantic's net premiums written increased 15 percent to $1.91 billion, as our domestic and international operations grew significantly in an improving rate environment. Despite the cost of the terrorist attacks, our company remained strong. We made significant strides in many business classes worldwide, as both property and casualty net premiums written increased. In addition, we continued expansion of our global network by opening a representative office in Sydney, Australia during the year, to provide us with better access to indigenous business.

The capital drain on the industry from the attacks of September 11 reduced market capacity and enabled financially strong companies like Transatlantic to write increased business on more favorable terms. However, these market improvements also prompted the formation of new companies, principally in Bermuda, and attracted additional capital to certain existing ones late in the year. Despite these market improvements, which have been tempered by the introduction of new capital, the risk appetites of some of our competitors and their ability to service clients have diminished since the attacks – adding to our competitive edge.

Worldwide, treaty reinsurance totaled 96 percent of net premiums written in 2001. The balance represented facultative accounts. Casualty lines accounted for 79 percent of our business, while property lines totaled 21 percent. Business written by our international offices represented 47 percent of total 2001 net premiums written.

International and Domestic
(net premiums written in millions of dollars and percentage breakdown)


1,499
1,659
1,906
50%
50%
49%
51%
47%
53%
99
00
01
International
Domestic

Property and Casualty
(net premiums written in millions of dollars and percentage breakdown)


1,499
1,659
1,906
25%
75%
23%
77%
21%
79%
99
00
01
Property
Casualty

BUILDING SHAREHOLDER VALUE

Rewarding our shareholders has always been a primary goal of our Company.





The Americas

In 2001, Transatlantic's most significant growth came in the Americas, where net premiums written totaled $1.14 billion, a 19 percent increase over a year ago. Market conditions improved as capacity thinned due to record industry catastrophe losses, and the flight to quality has never been more apparent.

UNITED STATES Domestic net premiums written grew 20 percent in 2001 to $1.01 billion, driven by auto, general casualty and certain professional liability classes. Following is a discussion of the activities of our major product groups:

Specialty Casualty Transatlantic's specialty casualty net premiums written remained level at $401 million. Premium volume grew in medical malpractice, directors' and officers' liability and other professional liability lines – classes in which increased loss severity industry-wide and, after September 11, a general reduction in the risk appetite of our competitors, resulted in reduced market capacity. In the accident and health and environmental areas, we selectively reduced net premiums written.

Transatlantic's underwriters capitalized on their extensive knowledge of specialty casualty classes to develop solutions and react effectively to business opportunities. We also benefited greatly from their commitment and responsiveness to clients – and from our company's flat management structure, which allows underwriters to make decisions quickly and efficiently. During the year, we continued to consider all types of reinsurance structures carefully, while targeting excess-of-loss contracts in particular.

In medical malpractice and other professional liability, we actively sought out opportunities in physicians', lawyers', architects' and engineers' classes, where market correction has benefited the pricing structure. Also, in accident and health lines, we concentrated our efforts on employers' stop-loss placements that typically have represented favorable, sustainable business.

Transatlantic is the leading broker-market reinsurer for these classes in both the treaty and facultative areas. The reduced capacity, particularly in the London market, created opportunities for us over the past year, and we plan to make further inroads in 2002. Transatlantic remains an industry leader in the specialty casualty area and is well positioned for future growth in these lines.

General Casualty Capitalizing on the steadily improving rate environment in 2001, our General Casualty department experienced strong growth in most lines of business. Overall, our general casualty net premiums written increased by 55 percent to $452 million, led by our private passenger auto book. Significant losses from the September 11th attacks impacted several of the classes we write in general casualty – most significantly, casualty clash and aviation – but the impact of these significant losses created opportunities in many classes.

Our highly specialized umbrella/excess book continues to be well balanced between first layer umbrella programs and low frequency/high severity capacity programs. Overall, in this area, we are witnessing lower treaty capacity for individual ceding companies – a trend which should lead to better pricing in 2002.

Transatlantic remains a significant lead market for casualty clash business because of our company's responsiveness, creativity and capacity. As pricing improved during the year, we increased our involvement with our most important casualty clash clients and also added a number of new clients.

The improvement in market conditions also benefited our aerospace, ocean marine and offshore energy lines in 2001. We expect these improvements to continue in 2002. With reduced capacity in the marketplace, increased opportunities for both traditional and non-traditional programs should arise in each of these sectors.

The performance of our private passenger auto book, which consists primarily of non-standard business, suffered due to the combination of weak rates and the increasing costs of automobile repair, fraud and medical expenses. Rate corrections, which began during the year, prompted us to significantly increase premium volume in 2001. The full benefit of these actions should be reflected in 2002 results.

In addition, we have been exploring possibilities for territory expansion with existing profitable clients, monitoring the marketplace to identify states that have made positive regulatory changes. And we will continue to set ourselves apart by providing "value-added" services in areas such as claims, actuarial, systems and legal to supplement the resources of our clients.

Our company's superior financial strength and continued adherence to strong underwriting discipline should result in an increased number of opportunities that we can successfully convert into favorable returns.

Surety, Credit and Financial Guaranty Net premiums written increased 19 percent over 2000 to $54 million, as Transatlantic retained its position as one of the largest writers of surety and credit reinsurance on a worldwide basis. As a leader in this area, we write a wide range of covers, both proportional and non-proportional; and we target the most desirable national, regional and emerging writers – ones that demonstrate thorough product knowledge and a commitment to success. We also support municipal bond underwriters by offering reinsurance capacity for the general obligation segment of their portfolios.

Unfortunately, the downturn in the global economy in 2001 adversely impacted our surety and credit lines, with surety showing the more pronounced deterioration in results. In addition, Transatlantic recorded a significant charge to earnings in this year's fourth quarter due to its reinsurance exposure related to Enron Corporation, primarily in the surety line.

Demand for products remains high, while industry capacity has greatly diminished. We expect rates to continue to rise – and we are confident that a renewed underwriting effort by our clients, coupled with our restructuring and re-pricing of the reinsurance products we offer, will benefit results. In addition, an increasing flight to quality in these lines, in the midst of capacity reduction, should give us an added competitive advantage as well.

Property Improved market conditions within the catastrophe excess-of-loss and facultative areas created numerous new business opportunities for our Property department in 2001. For the year, net premiums written grew to $106 million. While underlying primary rate improvements were not very significant until after September 11, reinsurance treaty terms improved progressively throughout the year.

During 2001, treaty pro rata and catastrophe excess-of-loss business, written on a traditional or industry loss-warranty basis, remained the department's focus. We offer these products across a number of different property lines – including homeowners, commercial, on-shore energy and inland marine reinsurance. In addition, our facultative unit continues to offer one of the largest capacities within the broker marketplace at a time when many other reinsurers are scaling back their portfolios or exiting the business.

The Americas-Net Premiums Written
(in millions of dollars)


845
953
1,138
99
00
01

The events of September 11 are re-shaping our industry within certain areas. In 2002, we anticipate that the marketplace will adopt a more conservative approach towards estimating probable maximum loss (PML) exposures. As a result, we expect to see greater demand for per-risk and facultative products, along with greatly improved terms in both those areas. Also, pro rata capacity is expected to shrink as reinsurers attempt to improve the risk/reward relationship.

Despite the arrival of billions of dollars of new capacity by way of Bermuda in 2001, and capital infusions to certain existing entities, we believe that market pricing will continue to firm. We have expended considerable effort to fine-tune our catastrophe-loss modeling techniques – enhancing our ability to serve our regional clients. We are confident that our production resources and depth of underwriting talent will enable us to take full advantage of opportunities created by the currently accelerating flight to quality.

Non-Traditional In the Non-Traditional area, we add value for cedants by customizing reinsurance products that combine elements of risk transfer and finance to solve unique risk financing problems. Transatlantic's most significant non-traditional products are finite risk programs providing coverage for losses from catastrophic events and third party liability exposures.

We expect that opportunities for finite risk and other non-traditional solutions will increase as traditional capacity is reduced in the market. Our underwriting discipline and financial strength position us well in this new environment where comprehensive risk management, financial strength and quality are valued above all else.

TORONTO Throughout 2001, our Toronto branch continued to expand its traditional property and casualty treaty classes. In addition, our Canadian office remained a market leader in surety and significantly enhanced its facultative casualty portfolio, which doubled in volume. Most key treaty lines grew, including commercial property and homeowners catastrophe excess-of-loss, and auto reinsurance. Both property and casualty facultative premiums rose year over year. For 2001, net premiums written increased 38 percent from 2000, to $35 million.

Part of the Toronto branch's success in 2001 reflected ongoing industry consolidation in Canada, which has allowed our underwriters to pick up larger shares on new and existing accounts. Rising rates across virtually all lines of business also made a direct contribution to results during the year.

Our Toronto branch's strategy is to target primary companies that truly require reinsurance support to carry on their operations – and to avoid companies that purchase reinsurance opportunistically, only when terms are in their favor. As a federally licensed reinsurer in Canada, we seek broad-based growth across the entire nation, providing reinsurance protection to both national and regional insurance carriers. Reliable, consistent and committed to long-term client relationships, our seasoned Canadian underwriting staff is able to take full advantage of Transatlantic's lead market position and financial strength to uncover opportunities in a continually changing industry landscape.

Due to the increased firming of market conditions after September 11, prospects for 2002 look quite solid. Casualty covers are a target class for 2002 – since pricing had attained favorable levels – and we are optimistic about the growth potential of our property and casualty facultative portfolios.

LATIN AMERICA AND THE CARIBBEAN

The Latin American and Caribbean Division, with its headquarters in Miami, increased its market penetration within the region in 2001 by capitalizing on the current market flight to quality and a reduction in industry capacity. In addition, the Division's internal restructuring on the basis of product lines enhanced its responsiveness both to clients' needs and to market conditions. Overall, net premiums written by the Division rose 9 percent from 2000, to $90 million, due primarily to increases in our property lines.

Increases in market pricing and deductible levels – coupled with the region-wide capacity reduction brought on by industry consolidation, earlier soft market conditions, and political and economic turmoil in several countries – improved the Division's results. Much of the hardening in prices, which gained momentum after September 11, was underway earlier in the year.

Transatlantic continues to be successful in Latin America and the Caribbean because our local underwriters capitalize on their unique client relationships to create ongoing opportunities over the long-term. We view cedants in the region as partners, and consequently they often consult with us at the outset of projects even if we are not the lead reinsurer on a given program. Moreover, we have a broad presence in the region, providing capacity for a diversified product portfolio across markets from Mexico to Chile to the Caribbean. During the year, both the Buenos Aires and Rio de Janeiro representative offices continued to fare well.

The Latin American and Caribbean Division's business strategy for 2002 is to increase penetration within its existing portfolio by building ever-closer relationships with its clients. While there are many positive signs afoot in Latin America, we need to monitor conditions for evidence of political and economic unrest in certain countries.

Overall, we expect to see premium growth in most classes of business as our clients favor companies that have remained consistent and committed to the region.

Worldwide-Major Specialty Casualty Lines*
(net premiums written in millions of dollars)



415
484
491
99
00
01

*Includes medical malpractice, accident and health, directors' and officers' liability, other professional liability and environmental impairment liability lines.

MAINTAINING STRONG RELATIONSHIPS

Integrity and trust are the cornerstones of our business dealings.





Europe

Fueled by our motor book, net premiums written by our broad European operations increased 10 percent to $687 million, in a much-improved market across most classes. We continue to develop additional opportunities in Eastern Europe.

LONDON The past year proved to be both challenging and encouraging for Transatlantic's London branch. Better pricing, terms and conditions throughout the first half of 2001 positively affected all classes of business. The September 11th attacks significantly hurt results; but market conditions improved appreciably due to the net capacity drain from the record industry-wide losses. For the year, net premiums written totaled $410 million, 12 percent up from 2000.

The events of September 11 hastened changes already in progress industry-wide, producing a renewal season with greatly improved market conditions. Nowhere was the insurance impact felt more heavily than in the London market, where virtually every line of business met with substantial pricing correction and coverage restrictions.

Motor pro rata business was the most significant contributor to premium growth in 2001, as this class continued to enjoy significant rate increases. Also, the branch increased its property catastrophe premium base as rates continued to become more attractive in the extended wake of numerous international catastrophe losses since late 1999.

In addition to the office's largest lines of business – property and motor – the branch continued to support clients with its breadth of expertise across a broad array of other products, including engineering, professional liability, marine and aviation, credit and mortgage indemnity reinsurance. In the engineering area, the office reinforced its position as a market leader while expanding its non-proportional account and taking advantage of this segment's "back to basics" trend. Establishing a Sydney representative office in 2001, in addition to our existing exclusive South African representative arrangement, has enabled Transatlantic to identify attractive new clients, as well as to better serve our existing client base.

Transatlantic has been operating in London for nearly 20 years. We are one of the largest and most stable London market underwriters because of our financial security, strong broker ties and international network of offices. Our underwriting philosophy and style are well known to our brokers and cedants alike, and we remain focused on pricing discipline. Responsible underwriting coupled with prompt and flexible solutions for our cedants have allowed us to establish enduring relationships that have survived even the most difficult reinsurance market. We continue to believe that balanced, mutually beneficial transactions lead to the best results for all parties involved. As a result of our approach, we remain heavily involved in almost all avenues of reinsurance activity in London.

While motor should remain the largest component of our account for 2002, we will seek to grow the London office's property catastrophe, property facultative and professional liability portfolios. The aviation market premium is expected to increase dramatically during the year, spurring growth in our aviation portfolio at higher rates. The catastrophe portfolio should see price improvements driven by Transatlantic's excellent credit rating and our status as a committed London reinsurer. Shrinking property treaty capacity, combined with a decrease in cedants' maximum line size, should result in a greater flow of attractive property facultative opportunities. Our professional liability growth will likely come from improved original rates, as well as a continued contraction of reinsurance capacity. All in all, we envision building an expanded, more balanced portfolio in the year ahead.

PARIS

Our Paris office continued to solidify its presence in Europe throughout 2001, taking advantage of improved reinsurance conditions to further develop its motor book, the office's most significant class of business. Because market conditions were somewhat soft early in the year in parts of the region and in certain lines, the office reduced its exposure to these areas, focusing instead on developing its catastrophe book in various territories as well as building its portfolio in Eastern Europe. For 2001, net premiums written totaled $137 million, remaining level with last year.

The strain of the September 11th attacks caused reinsurance conditions to improve in most classes of business throughout Europe, adding to the general market improvement that had already been occurring for more than a year. The exceptional security that Transatlantic provides, and the Paris branch's well-established presence in Europe, put the office in a good position to take advantage of an environment characterized by reduced industry capacity. The experience of our underwriting professionals, combined with the office's reputation as a solid and flexible reinsurer that emphasizes long-term relationships and customized reinsurance solutions, should help to attract favorable business.

In addition to strong increases in catastrophe excess-of-loss pricing, general property rates are also rising sharply after numerous years of unfavorable results. Motor results have been improving rapidly in Germany and Poland, two key countries for us. Similarly, conditions in the professional liability area are recovering. These improvements should allow the branch to expand its book in 2002 in an improved rate environment.

ZURICH Our Trans Re Zurich (TRZ) subsidiary achieved strong premium growth in 2001 by focusing on targeted markets and developing important strategic alliances with our clients. Even after the pruning of under-performing business, net premiums written increased 14 percent from 2000, to $140 million.

In the wake of the September 11th attacks, several of our Zurich office's competitors withdrew from key markets. Consequently, remaining market participants sought out cedants that had increased underlying rates. TRZ has benefited both from the market hardening and from renewed demand for high-quality, secure reinsurance.

TRZ offers a full array of traditional and non-traditional products to specifically targeted markets and quality companies within those markets. The company's most significant territories are Italy and France – with its largest lines of business being motor, property, agriculture and casualty lines.

Though the life area generates only a modest amount of premium volume, TRZ has established itself as a sophisticated niche reinsurer that will assist its partners in developing new products. We have targeted Western Europe and South Africa for selective growth in the long-term life area.

In the future, we expect further improvement in reinsurance pricing – and also improvement in contract terms, as underwriters apply more restrictive underwriting criteria. TRZ should be able to build on its success in the motor business in Italy, penetrating other classes in that country.

We are confident that TRZ will be able to take advantage of its many strengths – including its excellent in-house actuarial team, its status as a leading broker-market reinsurer and the broad array of Transatlantic's resources at its disposal – to capitalize on opportunities wherever and whenever they arise.

Europe-
Net Premiums Written
(in millions of dollars)


571
625
687
99
00
01

EXTENDING OUR GLOBAL REACH

Represented on six continents, Transatlantic continues to expand its international network of offices.





Asia

Our Asia Pacific operations benefited in 2001 by recognizing early on that the property facultative market was tightening. We reacted by successfully expanding our regional underwriting unit – bringing much needed capacity and expertise to the property facultative market in Asia. We also further diversified our treaty book by growing our liability business. We underwrote new opportunities in specialty casualty, surety and other areas where we have a strong competitive advantage. In a tightening catastrophe excess-of-loss market in Japan, our underwriters were able to take advantage of Transatlantic's superior financial strength to write bigger lines at more favorable prices.

For the year, Transatlantic's net premiums written in the region remained relatively level compared to the prior year, at $81 million, reflecting disciplined risk selection and our conservative policy towards underwriting catastrophe-exposed pro rata property business. The Hong Kong branch reported a rise in net premiums written to $55 million, while the Tokyo branch's volume declined to $26 million.

In addition, during 2001, we increased our excess-of-loss wind/flood catastrophe exposure in Japan at improved prices; and we expanded our client list and premium volume in South Korea, while increasing the size of our directors' and officers' liability and professional indemnity books there as well. We also expanded our surety and credit insurance portfolio in South Korea and effectively used our Shanghai representative office to increase our company's visibility in China. Taiwan, Japan and South Korea continue to generate the majority of business written in Asia.

**Asia-
Net Premiums
Written**

(in millions of dollars)


83
80
81
99
00
01

Our formula for success in Asia stresses giving underwriters sufficient autonomy to compete effectively in the market. It also includes combining marketing and underwriting capabilities while utilizing a network of specialty underwriters and territorial generalists, who work together and are responsible for the development and results of their own books of business. Transatlantic has been well-established in the region for well over a decade – providing significant capacity for both treaty and facultative property accounts, as well as a full range of innovative reinsurance products.

Looking to the future, we foresee a reduction in pro rata property and catastrophe excess-of-loss capacities throughout the region – coupled with a dramatic increase in demand for facultative products due, in large part, to the September 11th attacks. We are pleased with our recent progress in Asia and look forward to continued success in the region.

FINANCIAL STRENGTH

With a strong, debt-free balance sheet and conservative investment philosophy, Transatlantic is built on a foundation of financial strength.



FINANCIAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA

The following Selected Consolidated Financial Data is prepared in accordance with accounting principles generally accepted in the United States of America. Such data include the results of TRZ subsequent to the date of its acquisition by TRC in mid-1996 accounted for as a purchase. The financial information below should be read in conjunction with the Consolidated Financial Statements and accompanying notes included elsewhere herein.

Years Ended December 31,	2001	2000	1999
(in thousands, except per share data and ratios)			
Statement of Operations Data:			
Net premiums written	**$1,905,647**	$1,658,579	$1,498,524
Net premiums earned	**1,790,339**	1,631,536	1,484,634
Net investment income	**240,083**	234,485	230,739
Realized net capital (losses) gains	**(240)**	33,098	82,793
Total revenues	**2,030,182**	1,899,119	1,798,166
Operating (loss) income	**(33,786)**	268,064	236,235
(Loss) income before income taxes and cumulative effect of accounting changes	**(34,107)**	267,982	236,097
Income before cumulative effect of accounting changes	**18,892**	211,638	187,362
Cumulative effect of accounting changes (1)	**—**	—	—
Net income	**18,892**	211,638	187,362
Per Common Share: (2)			
Income before cumulative effect of accounting changes: (3)			
Basic	**$ 0.36**	$ 4.06	$ 3.60
Diluted	**0.36**	4.03	3.58
Net income: (3)			
Basic	**0.36**	4.06	3.60
Diluted	**0.36**	4.03	3.58
Cash dividends declared	**0.38**	0.35	0.32
Share Data: (2) (3)			
Weighted average common shares outstanding:			
Basic	**52,224**	52,127	52,056
Diluted	**52,736**	52,475	52,324
Balance Sheet Data (at year end):			
Investments and cash	**$5,004,431**	$4,391,226	$4,333,462
Assets	**6,741,303**	5,522,672	5,480,198
Unpaid losses and loss adjustment expenses	**3,747,583**	3,077,162	3,304,931
Unearned premiums	**553,734**	418,621	397,783
Stockholders' equity	**1,846,010**	1,856,365	1,642,517
Return on Equity (4)	**1.1%**	11.2%	8.7%

(1) Represents a benefit of $47,000 and a charge of $660 for the cumulative effect of adoption of accounting standards related to income taxes (SFAS No. 109) and postretirement benefits (SFAS No. 106), respectively.

(2) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.

(3) All periods reflect the adoption of the accounting standard related to earnings per share (SFAS No. 128).

(4) Return on equity is net income, excluding cumulative effect of accounting changes and realized net capital (losses) gains, net of income taxes, expressed as a percentage of average stockholders' equity, excluding net unrealized appreciation (depreciation) of investments, net of income taxes.

1998	1997	1996	1995	1994	1993	1992	10-Year Annual Compound Growth Rate
$1,393,700	$1,294,136	$1,142,515	$1,009,227	$ 866,665	$ 631,023	$ 482,435	14.7%
1,380,570	1,259,251	1,130,633	981,177	851,183	581,056	477,841	13.7
222,000	207,646	192,636	172,876	153,594	138,902	129,971	7.1
120,899	32,939	18,668	11,119	14,911	5,697	11,103	—
1,723,469	1,499,836	1,341,937	1,165,172	1,019,688	725,655	618,915	12.5
323,580	236,096	197,518	165,320	122,545	96,573	84,603	—
323,351	234,726	196,320	163,799	119,262	93,618	83,806	—
247,523	185,500	154,860	131,858	101,627	86,743	71,655	—
—	—	—	—	—	46,340	—	—
247,523	185,500	154,860	131,858	101,627	133,083	71,655	—
$ 4.76	$ 3.58	$ 2.99	$ 2.55	$ 1.97	$ 1.68	$ 1.39	—
4.73	3.56	2.98	2.55	1.97	1.68	1.39	—
4.76	3.58	2.99	2.55	1.97	2.58	1.39	—
4.73	3.56	2.98	2.55	1.97	2.58	1.39	—
0.29	0.26	0.22	0.19	0.16	0.13	0.11	15.0%
51,955	51,819	51,711	51,613	51,530	51,494	51,451	—
52,297	52,126	51,890	51,788	51,636	51,624	51,551	—
$4,328,833	$3,992,519	$3,589,889	$2,987,915	$2,497,062	$2,361,067	$2,022,605	10.8%
5,253,249	4,834,980	4,379,141	3,898,967	3,457,779	3,169,581	2,826,172	11.8
3,116,038	2,918,782	2,733,055	2,388,155	2,167,316	1,890,178	1,769,486	11.7
386,652	366,640	343,936	291,568	249,098	222,625	167,557	—
1,610,139	1,356,659	1,137,306	988,502	763,368	771,854	562,276	14.0
12.7%	14.6%	14.7%	14.9%	12.7%	13.5%	12.1%	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report and other publicly available documents may include, and Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH) officers and representatives may from time to time make, statements which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only TRH's belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of TRH's control. These statements may address, among other things, TRH's strategy and expectations for growth, product development, government and industry regulatory actions, market conditions, financial results and reserves, as well as the expected impact on TRH of natural and man-made (*e.g.,* terrorist attacks) catastrophic events and political, economic, legal and social conditions. It is possible that TRH's actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause TRH's actual results to differ, possibly materially, from those discussed in the specific forward-looking statements may include, but are not limited to, uncertainties relating to economic conditions and cyclical industry conditions, credit quality, government and regulatory policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, the reserving process, the competitive environment in which TRH operates, interest rate and foreign currency exchange rate fluctuations, and the uncertainties inherent in international operations, and are further discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. TRH is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

FINANCIAL STATEMENTS

The following discussion refers to the consolidated financial statements of TRH as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, which are presented elsewhere herein. TRH's principal operating subsidiaries are Transatlantic Reinsurance Company (TRC), Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam).

In August 1998, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) increased its beneficial ownership of Transatlantic Holdings, Inc. (the "Company") outstanding common stock from 49% to over 50%. As of December 31, 2001, AIG beneficially owned approximately 60% of the Company's outstanding shares. Financial data discussed below have been affected by certain transactions between TRH and the AIG Group. (See Notes 12 and 14 of Notes to Consolidated Financial Statements.)

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. We rely on historical experience and on various other assumptions, that we believe to be reasonable under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss Reserves—TRH's unpaid losses and loss adjustment expenses, net of reinsurance recoverable thereon, represent estimates of future liability and reinsurance recoverable thereon for losses occurring on or prior to the balance sheet date. Net losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. A provision is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience and other factors. The methods of making such estimates and for establishing the resulting reserves and related recoverables are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently. Provisions for inflation and "social inflation" (*e.g.,* awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of numerous judgments which are made as to expected trends in average claim severity.

Loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts for risks related to environmental impairment and asbestos-related illnesses totaling $81 million and $71 million at December 31, 2001 and 2000, respectively. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages.

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11th terrorist attacks which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

Because the reserving process is inherently difficult and subjective, actual net losses and loss adjustment expenses may materially differ from reserves and related reinsurance recoverables reflected in TRH's consolidated financial statements, and accordingly, may have a material effect on future results of operations. And while there is also the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings, TRH believes that its claims reserves carried at December 31, 2001 are adequate.

Deferred Acquisition Costs—Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in determining acquisition costs to be deferred. Anticipated investment income is not considered in the deferral of acquisition costs. If the level of actual losses and loss adjustment expenses and estimated remaining costs of servicing the contracts materially differs from anticipated levels used in determining the amount of acquisition costs to be deferred, future results of operations may be affected, perhaps materially.

OPERATIONAL REVIEW

Impact of September 11th Terrorist Attacks on the United States

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attacks, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available. Loss payments related to this event were not material in 2001.

Results of Operations

TRH derives its revenue from two principal sources: premiums from reinsurance assumed net of reinsurance ceded (*i.e.*, net premiums earned) and income from investments. Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between pro rata and excess-of-loss reinsurance.

The following table shows net premiums written, net premiums earned and net investment income of TRH for the periods indicated:

Years Ended December 31,	**2001**		2000		1999	
(dollars in millions)	**Amount**	**Change From Prior Year**	Amount	Change From Prior Year	Amount	Change From Prior Year
Net premiums written	**$1,905.6**	**14.9%**	$1,658.6	10.7%	$1,498.5	7.5%
Net premiums earned	**1,790.3**	**9.7**	1,631.5	9.9	1,484.6	7.5
Net investment income	**240.1**	**2.4**	234.5	1.6	230.7	3.9

For the period under discussion, the reinsurance market has been characterized by significant competition worldwide in most classes. During 2000 and continuing through 2001, rate increases were achieved in many classes, particularly after the net industry surplus drain occurring as a result of the September 11, 2001 attacks. The majority of the impact resulting from the improving market conditions in 2001, particularly subsequent to September 11, will not be reflected in results until at least 2002.

Insurance industry estimates of losses from the September 11th attacks ranged from $30 billion to $70 billion and made this event the most costly insured catastrophe ever. The range of expected industry loss is extremely broad due to the unprecedented nature of this event and the many lines of business affected. Attracted by the improved market conditions resulting from the decline in industry capacity, additional capital has entered the market through the formation of new companies, principally in Bermuda, and through the addition of capital to certain existing companies. The additional market capacity will spur additional competition and will likely serve to lessen the magnitude of pricing improvements resulting from the burden of industry costs from September 11. Nevertheless, TRH cannot predict, with any reasonable certainty, future market conditions.

The increases in net premiums written for the period under discussion resulted from increased coverage provided and, to a lesser extent in 2001 only, rate increases, and were primarily from treaty business. On a worldwide basis, casualty lines business represented 79.2% of net premiums written in 2001 versus 76.7% and 74.8% in 2000 and 1999, respectively. The balance represented property lines. Treaty business represented 95.7% of net premiums written in 2001 versus 96.3% in 2000 and 96.6% in 1999. The balance represented facultative accounts.

Of the total increase in net premiums written in 2001 compared to 2000, domestic net premiums written increased by $167.5 million, or 19.8%, to $1,013.0 million, with significant increases recorded in auto liability, general casualty and professional liability lines. These increases were partially offset by significant decreases in accident and health and aviation net premiums written.

Net premiums written by international offices increased in 2001 by $79.6 million, or 9.8%, over the prior year, to $892.7 million. The majority of international offices recorded increases in net premiums written, led by London and TRZ. International net premiums written increased significantly in auto liability and professional liability lines. These increases were partially offset by significant decreases in aviation and accident and health lines. International business represented 46.8% of 2001 net premiums written compared to 49.0% in 2000.

Of the total increase in net premiums written in 2000 compared to 1999, domestic net premiums written increased by $94.9 million, or 12.6%, to $845.5 million, with significant increases recorded in certain specialty casualty classes (particularly accident and health and medical malpractice lines) and in aviation and property catastrophe excess-of-loss lines.

Net premiums written by international offices increased in 2000 by $65.2 million, or 8.7%, over the prior year, to $813.1 million. The majority of international offices recorded increases in net premiums written, led by London and TRZ. International net premiums written increased significantly in auto liability, accident and health and property catastrophe excess-of-loss lines. International business represented 49.0% of 2000 net premiums written compared to 49.9% in 1999.

Generally, reasons for increases in gross premiums written between years are similar to those for net premiums written. Ceded premiums written and earned for 2001 increased over 2000. A significant portion of the increases resulted from certain domestic contracts in the specialty casualty area wherein a substantial portion of premiums assumed under those agreements were retroceded to non-affiliates. The ceded premiums written increase also resulted from the higher cost of reinsurance protection as well as certain additional coverages purchased. The increase in ceded premiums written and earned in 2000 compared to 1999 was generally proportional to the increase in gross premiums written in 2000 versus 1999.

As further discussed in Notes 12 and 14 of Notes to Consolidated Financial Statements, TRH transacts a significant amount of business assumed and ceded with AIG Group companies. TRH either accepts or rejects the proposed transactions with such companies based on its assessment of risk selection, pricing, terms and conditions.

The increase in net premiums earned in each of 2001 and 2000 compared to the respective prior year amounts resulted primarily from the growth in net premiums written in both years.

Net investment income increased in 2001 compared to 2000 due to an increase in income from equities and in other interest income, offset, in part, by a reduction in interest income from fixed maturities, due principally to lower interest rates on fixed maturities purchased compared to interest rates on fixed maturities sold or matured. Net investment income grew in 2000 compared to 1999 due to an increase in investment income from other invested assets offset largely by a decrease from fixed maturities, and a reduction in investment expenses. The growth in net investment income in 2000 versus 1999 was adversely affected by the impact of negative operating cash flow in the first two quarters of 2000, caused largely by the high level of paid losses in that year (see discussion of operating cash flow under Financial Condition and Liquidity) and the negative impact of foreign exchange related to certain of our international locations. (See Note 3 of Notes to Consolidated Financial Statements.)

The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio reflects only underwriting results, and does not include income from investments. Generally, a combined ratio under 100 indicates an underwriting profit and a combined ratio exceeding 100 indicates an underwriting loss. Underwriting profitability is subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates and other factors.

The following table sets forth TRH's combined ratios and the components thereof for the years indicated:

Years Ended December 31,	**2001**	2000	1999
Loss and loss adjustment expense ratio	**87.2**	73.4	77.4
Underwriting expense ratio	**27.7**	26.5	27.8
Combined ratio	**114.9**	99.9	105.2

TRH's 2001 results included net pre-tax catastrophe losses of $215 million ($200 million of which represents the estimated cost of the September 11th attacks) and a net pre-tax loss of $60 million for the estimated reinsurance exposure related to Enron Corporation, which together added 15.4 to each of the loss and loss adjustment expense ratio and combined ratio.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

2000 catastrophe losses had an immaterial impact on that year's results. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $14.4 million in 2000. In particular, significant adverse development was recorded in 2000 on losses occurring in 1998 and 1999 in fire and allied lines. These increases to incurred losses were partially offset by favorable development in 2000 on losses occurring primarily in 1994 through 1999 in the other liability line.

TRH's 1999 results included net pre-tax catastrophe losses of $85 million, which added 5.7 to each of the loss and loss adjustment expense ratio and combined ratio. More than one-half of those losses were from European storms occurring late in the year. Two of those storms, Lothar and Martin, occurred within a day of each other in late December and caused extensive property damage in Western Europe, most severely in France. These two storms collectively are considered among the worst natural catastrophes ever to strike France.

In addition, as a result of net decreases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were reduced by $67.5 million in 1999. Significant favorable development was recorded in 1999 on losses occurring in 1987 through 1996 in the other liability line and in 1994 through 1998 in the aviation line. These reductions to incurred losses were partially offset by adverse development in 1999 on losses occurring in 1997 and 1998, principally in fire, allied lines, auto liability and ocean marine lines, and prior to 1984 in the other liability line.

While TRH believes that it has taken appropriate steps to control its exposure to possible future catastrophe losses, the occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on TRH's results of operations, liquidity or financial position. Current techniques and models may not accurately predict the probability of catastrophic events in the future and the extent of the resulting losses. Moreover, one or more catastrophe losses could weaken TRH's retrocessionnaires and result in an inability of TRH to collect reinsurance recoverables.

The underwriting expense ratio, which represents the sum of net commissions and other operating expenses expressed as a percentage of net premiums written, increased in 2001 compared to 2000 due principally to an increase in the commission ratio. This increase was caused, in large part, by a slight shift in the mix of business between years, including an increase in 2001 of ceded excess-of-loss premiums which have minimal ceding commissions. The underwriting expense ratio decreased in 2000 compared to 1999 due principally to a decrease in the commission ratio, caused, in large part, by a slight shift in the mix of business between years.

Other deductions generally include currency transaction gains and losses and other miscellaneous income and expense items.

Pre-tax realized net capital (losses) gains on the disposition of investments totaled ($0.2) million in 2001, $33.1 million in 2000 and $82.8 million in 1999. The reduction in realized net capital gains in 2001 compared to 2000 was consistent with our overall asset management strategy to maximize after-tax income. The high levels of realized net capital gains in 1999 as compared to 2000 was caused by the redeployment of a portion of the equity portfolio in early 1999 generally into fixed income investments.

(Loss) income before income taxes was ($34.1) million in 2001, $268.0 million in 2000 and $236.1 million in 1999. The decrease in income before income taxes in 2001 resulted principally from a high level of catastrophe losses, the loss due to reinsurance exposure related to Enron Corporation and a change from realized net capital gains in 2000 to realized net capital losses in 2001. The increase in income before income taxes in 2000 over 1999 was primarily due to the absence of significant catastrophe losses occurring in 2000, partially offset by a decrease in realized net capital gains as compared to 1999.

A federal and foreign income tax benefit of $53.0 million was recorded in 2001, compared to federal and foreign income tax expense of $56.3 million in 2000 and $48.7 million in 1999. The Company and its domestic subsidiaries, TRC and Putnam, filed consolidated federal income tax returns for the years under discussion, except those for 2001 which are not yet due. The tax burden among the companies is allocated in accordance with a tax sharing agreement. TRC will include as part of its taxable income or loss those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The effective tax rates were 155.4% in 2001, 21.0% in 2000 and 20.6% in 1999. With respect to the effective tax rate in 2001 as compared to the prior years, the adjustments reconciling the "expected" tax benefit to the actual tax benefit (as detailed in Note 4 of Notes to Consolidated Financial Statements) are similar in terms of their nature and size when compared to prior years. However, the tax benefit, which exceeds the amount of pre-tax loss in 2001, results from TRH carrying its current year tax net operating loss back to prior years ($17.7 million current tax benefit and a component of federal income tax recoverable on the balance sheet) and recording a deferred tax benefit (included on the balance sheet as a deferred income tax asset) of $19.6 million for a minimum tax credit carryforward which, by law, may be carried forward indefinitely. The effective tax rate in 2000 increased slightly compared to 1999.

Net income and net income per common share on a diluted basis, respectively, were as follows: 2001—$18.9 million, $0.36; 2000—$211.6 million, $4.03; 1999—$187.4 million, $3.58. Reasons for the changes between years are as discussed earlier. Per share amounts have been retroactively adjusted, as appropriate, to reflect the 3-for-2 common stock split paid in July 2001. (See Note 7 of Notes to Consolidated Financial Statements.)

In 2001, 2000 and 1999, the after-tax charges included in net income for catastrophe losses were $139.8 million (including $130 million related to September 11), nil and $55.3 million, respectively. Net income in 2001 also includes an after-tax charge of $39 million for the estimated reinsurance exposure related to Enron Corporation. After-tax net realized capital (losses) gains included in net income amounted to ($0.2) million in 2001, $21.5 million in 2000 and $53.8 million in 1999.

Segment Results

(a) Domestic:

2001 compared to 2000—Domestic revenues were higher in 2001 due to increased net premiums written, as discussed earlier in the Operational Review, offset, in part, by a greater increase in net unearned premiums and a reduction in realized net capital gains in 2001 as compared to 2000. The greater increase in net unearned premiums in 2001 was due, in large part, to increased net premiums written volume in the 2001 period, differences in earnings patterns related to variances in the inception dates of business assumed and the mix of business between pro rata and excess-of-loss between periods. The difference between the loss before income taxes in 2001 compared to the income before income taxes in 2000 was primarily due to a $115 million increase in net pre-tax catastrophe losses (including $100 million related to September 11), a net pre-tax loss of $60 million from estimated reinsurance exposure related to Enron Corporation, a reduction of pre-tax realized net capital gains of $29.4 million and an increase in net acquisition costs—all in 2001 as compared to 2000.

Segment assets in 2001 significantly exceeded the 2000 amount due to the short-term investment of funds received under securities loan agreements, an increase in bonds available for sale (see Accounting Standards (a) below discussing change in classification of certain bonds) and an increase in reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, related principally to 2001 catastrophe losses.

2000 compared to 1999—Domestic revenues were slightly higher in 2000 compared to 1999 primarily due to a significant increase in net premiums written, as discussed earlier in the Operational Review, offset, in large part, by a significant decrease in realized net capital gains. Income before income taxes declined in 2000 compared to 1999 due to a reduction in realized net capital gains offset, in part, by improved underwriting performance (principally due to an improved loss ratio) in 2000 versus 1999.

(b) International—Europe (London and Paris branches and TRZ):

2001 compared to 2000—Revenues were higher in 2001 compared to 2000 due principally to increases in net premiums written in London and TRZ related, in large part, to auto liability lines. The difference between the loss before income taxes in 2001 compared to income before income taxes in 2000 was primarily due to $100 million of net pre-tax catastrophe losses related to September 11 incurred primarily through the London market and increased acquisition costs, offset, in part, by improved experience in other loss activity.

Segment assets in 2001 significantly exceeded the 2000 amount due to the short-term investment of funds received under securities loan agreements, an increase in bonds available for sale, and an increase in reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, related principally to 2001 catastrophe losses from the London market related to September 11.

2000 compared to 1999—Revenues were higher in 2000 compared to 1999 due principally to increases in net premiums written, principally in London and TRZ. Income before income taxes increased in 2000 compared to 1999 due to significant catastrophe loss activity recorded in Europe in 1999, due, in large part, to the European storms, partially offset by adverse development recorded in 2000 on losses occurring prior to 2000 in fire and allied lines.

(c) International—Other (Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches):

2001 compared to 2000—Revenues in 2001 were slightly lower than in 2000 principally as a result of a reduction in realized net capital gains. The difference between loss before income taxes recorded in 2001 and income before income taxes recorded in 2000 was due, in large part, to increased loss activity in the Latin American region and in Asia, other than Japan.

2000 compared to 1999—Revenues increased primarily due to a significant difference in the change in unearned premium reserve between years, and to a lesser extent, an increase in net premiums written. The difference between income before income taxes in 2000 versus loss before income taxes in 1999 was caused by a significant improvement in underwriting results in 2000 versus 1999.

FINANCIAL CONDITION AND LIQUIDITY

As a holding company, the Company's assets consist primarily of the stock of TRC and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from TRC and its wholly-owned operating subsidiaries, TRZ and Putnam. (See Note 13 of Notes to Consolidated Financial Statements for a discussion of restrictions on dividend payment.) In 2001 and 2000, the Company received cash dividends from TRC of $26.4 million and $18.1 million, respectively. Sources of funds for the operating subsidiaries consist primarily of premiums, reinsurance recoverables, investment income, proceeds from sales, redemptions and the maturing of investments and funds received under securities loan agreements. Funds are applied primarily to payments of claims, ceded reinsurance premiums, insurance operating expenses, income taxes and investments in fixed income and equity securities. Premiums are generally received substantially in advance of related claims payments. Cash and cash equivalents are maintained for the payment of claims and expenses as they become due. TRH does not anticipate any material capital expenditures in the foreseeable future.

At December 31, 2001, total investments and cash were $5,004.4 million compared to $4,391.2 million at December 31, 2000. The increase was caused, in large part, by $408.3 million of cash flows from financing activities (principally net funds received as collateral under securities loan agreements less cash dividends paid to stockholders) and $242.1 million of cash provided by operating activities. A liability equal to the net funds received under securities loan agreements was recorded to reflect the obligation to return such funds to the borrowers of securities under such agreements.

For 2001, TRH's operating cash flow of $242.1 million significantly exceeded the comparable 2000 amount of –$14.9 million. The increase was caused principally by a significant increase in net premiums written, net of commissions, a reduction in paid losses, due, in part, to a reduction in payments of previously reserved claims, including net catastrophe losses, and a reduction in taxes paid, in 2001 versus 2000. TRH's business mix continues to shift towards lines with shorter payment patterns.

As a result of an immaterial amount of 2001 catastrophe losses being paid in 2001, future years (2002 and 2003, most significantly) are expected to include net payments for those losses as well as for losses from reinsurance exposure related to Enron Corporation.

For 2000, TRH's operating cash flow was modestly negative, a substantial reduction from the positive amount reported in 1999. The reduction in cash flow was caused largely by a significant increase in paid losses offset partially by increased net premiums written, net of commissions. Paid loss levels in 2000 were significantly elevated due to payments related to previously reserved claims, including 1999 catastrophe losses, an increase in premium volume and the continued shift in the business mix towards lines with shorter payment patterns.

A portion of consolidated operating cash flow, namely, $138.6 million, –$5.0 million and $104.6 million, was derived from international operations in 2001, 2000 and 1999, respectively.

TRH believes that its balance of cash and cash equivalents of $124.2 million as of December 31, 2001 and its future cash flows will be sufficient to meet TRH's cash requirements through the end of 2002 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

If paid losses accelerated significantly beyond TRH's ability to fund such paid losses from current operating cash flows, TRH would be compelled to liquidate a portion of its investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold in a depressed marketplace and/or reinsurance recoverable on such paid losses became uncollectible.

TRH's fixed maturity investments, approximately 74.9% of total investments as of December 31, 2001, are predominantly investment grade, liquid securities, approximately 48% of which will mature in less than 10 years. Also as of that date, approximately 11.1% of total investments were in common and nonredeemable preferred stocks, approximately 5.1% of total investments were in other invested assets, including investments in partnerships, approximately 8.8% of total investments were in the short-term investment of funds received under securities loan agreements, and the remaining 0.1% consisted of short-term investments. Based on the foregoing, TRH considers its liquidity to be adequate through the end of 2002 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Fixed maturities are carried at amortized cost when it is TRH's positive intent to hold the securities to maturity and TRH has the ability to do so. As of December 31, 2000, 27% of the bond portfolio was classified as held-to-maturity and the balance of the bond portfolio was classified as available-for-sale and carried at market value. During the first quarter of 2001, TRH transferred all of the bonds in its held-to-maturity classification to the bonds available-for-sale classification to enhance TRH's flexibility with respect to future portfolio management. (See discussion below of change in classification of certain bonds under Accounting Standards (a)). As of December 31, 2001, the entire bond portfolio was classified as available for sale.

Most activity within the bonds available for sale portfolio for the years under discussion represented strategic portfolio realignments to maximize after-tax income. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. In addition, TRH engaged in securities lending transactions whereby certain securities (*i.e.,* bonds and common stocks available for sale) from its portfolio were loaned to third parties (see Note 2(b) of Notes to Consolidated Financial Statements). The market values of bonds and common stocks available for sale that are on loan are reflected parenthetically as pledged on the balance sheet and totaled $385.5 million and $37.2 million, respectively, as of December 31, 2001.

Gross unrealized gains and losses on bonds available for sale as of December 31, 2001 amounted to $124.0 million and $21.0 million, respectively.

As of December 31, 2001, 94.7% of the bond portfolio was rated Aaa or Aa, an additional 3.6% was also rated investment grade or better, 1.5% was rated below investment grade and 0.2% was not rated. Also, as of December 31, 2001, TRH had no derivative instruments. (See Note 3 of Notes to Consolidated Financial Statements.)

At December 31, 2001, reserves for unpaid losses and loss adjustment expenses totaled $3.75 billion, an increase of $670.4 million, or 21.8%, as compared to the prior year. The increase in reserves was largely due to the occurrence of catastrophe losses (including approximately $500 million (before reinsurance) from the terrorist attacks of September 11) and to the loss provision for the estimated reinsurance exposure related to Enron Corporation. Also at December 31, 2001, reinsurance recoverable on unpaid losses and loss adjustment expenses totaled $825.7 million, an increase of $376.5 million, or 83.8%, from the prior year. This increase was due, in large part, to reinsurance recoverable of approximately $300 million related to September 11. Of the total reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, 95% of the unsecured balance was due from companies rated A or better. (See Note 14 of Notes to Consolidated Financial Statements.)

TRH's operations are exposed to market risk. Market risk is the risk of loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates.

Measuring potential losses in fair values is a major focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (VaR). VaR is a summary statistical measure that uses changes in historical interest rates, equity prices and foreign currency exchange rates to calculate the maximum loss that could occur over a defined period of time given a certain probability.

TRH believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

TRH has performed VaR analyses to estimate the maximum potential loss of fair value for financial instruments for each type of market risk. In this analysis, financial instrument assets include all investments and cash and accrued investment income. Financial instrument liabilities include unpaid losses and loss adjustment expenses and unearned premiums, each net of reinsurance. TRH has calculated the VaR for 2001 and as of December 31, 2000 using historical simulation. The historical simulation methodology entails repricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, equity index prices and foreign currency exchange rates are used to construct the historical scenarios. For each scenario, each transaction is re-priced. Consolidated totals are calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred with 95% confidence (*i.e.,* only 5% of historical scenarios show losses greater than the VaR figure). A one-month holding period is assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for 2001 and as of December 31, 2000. VaR with respect to combined operations cannot be derived by aggregating the individual risk amounts presented herein.

	2001				2000
Market Risk	Year-End	Average	High	Low	Year-End
(in millions)					
Combined	$111	$96	$111	$80	$80
Interest rate	99	82	99	66	66
Equity	55	53	55	51	51
Currency	3	3	4	3	4

TRH's stockholders' equity totaled $1.85 billion at December 31, 2001, a decrease of $10.4 million from year-end 2000. The net decrease consisted principally of decreases from cash dividends declared of $19.8 million, a reduction of accumulated other comprehensive income of $9.2 million, and a reduction of $4.4 million for the cost of acquiring 64,200 shares of treasury stock for general corporate purposes, partially offset by an increase from 2001 net income of $18.9 million.

The decrease in accumulated other comprehensive income mentioned above consisted principally of the following: net unrealized depreciation of equities, net of income tax, of $27.2 million, caused principally by a general weakening of the U.S. economy during the year, which was exacerbated by the terrorist attacks of September 11; net unrealized appreciation of bonds available for sale, net of income tax, of $3.6 million; net unrealized currency translation loss, net of income tax, of $17.7 million, caused by a strengthening of the U.S. dollar, particularly against certain European currencies; partially offset by an increase from the cumulative effect of an accounting change, net of income taxes, of $32.4 million, resulting from the transfer of bonds held to maturity to the bonds available for sale classification. (See discussion of change in classification of certain bonds in the section below on Accounting Standards (a).)

Net unrealized appreciation (depreciation) of investments, net of income taxes, is subject to significant volatility resulting from changes in the market value of bonds and equities available for sale. Market values may fluctuate due to changes in general economic and political conditions, market interest rates, prospects of investee companies and other factors.

Risk-based capital (RBC) standards, promulgated by the National Association of Insurance Commissioners (NAIC), relate an individual company's statutory policyholders' surplus to the risk inherent in its overall operations and sets thresholds at which certain company and regulatory corrective actions are mandated. At December 31, 2001, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

With respect to commitments and contingent liabilities, see Note 16 of Notes to Consolidated Financial Statements.

ACCOUNTING STANDARDS

(a) Adoption of Statement of Financial Accounting Standards (SFAS) No. 133 and Change in Classification of Certain Bonds:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the Financial Accounting Standards Board (FASB) in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, in 2001, TRH transferred all of its bonds in the held-to-maturity classification (with an amortized cost of $932.3 million and market value of $982.1 million at the date of transfer) to the bonds available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) has been recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Stockholders' Equity for the 2001 period. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold bonds acquired in the future to their maturity.

(b) Other Accounting Standards:

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In accordance with the bulletin and subsequent guidance that deferred the implementation date, TRH adopted SAB 101 in the fourth quarter of 2000. With respect to results of operations, financial position and cash flows, SAB 101 did not have a material impact in 2001 nor 2000 and is not expected to have a material impact thereafter.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS No. 125." SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, the recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. This statement is effective for the recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. Adoption of the new requirements on their effective dates has not had and is not expected to have a material impact on TRH's results of operations, financial position or cash flows.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued by the FASB in June 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." The new standard addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Among other things, goodwill and some intangible assets will no longer be amortized, but will be subject to impairment tests at least annually. In accordance with the statement, TRH will implement SFAS No. 142 on January 1, 2002. Management believes that the implementation of this standard will not have a material effect on TRH's results of operations, financial position or cash flows.

OTHER MATTERS

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and changes current statutory accounting in some areas. The New York Insurance Department (the state of domicile of TRC and Putnam) adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt several key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance (as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In addition, the Codification guidance is not expected to have a material effect on future statutory net income, financial position or cash flows.

As one or both of TRC and Putnam is also licensed, accredited or otherwise permitted to serve as a reinsurer in all states and the District of Columbia in the United States, they are required to disclose the differences between implementing Codification guidance on a New York State basis and Codification guidance adopted by the NAIC in a footnote to their statutory filings. Statutory surplus of both TRC and Putnam as reported on an NAIC basis exceeded statutory surplus reported to the New York Insurance Department as of December 31, 2001 and 2000, principally as a result of the recognition of certain deferred tax assets on an NAIC basis. The difference in statutory net income between such bases in 2001 was not material and is not expected to be material in the future.

CONSOLIDATED BALANCE SHEETS

As of December 31,	2001	2000
(in thousands, except share data)		
Assets		
Investments and cash:		
Fixed maturities:		
Bonds held to maturity, at amortized cost (market value: 2000—$982,115)	$ —	$ 932,260
Bonds available for sale, at market value (amortized cost: 2001—$3,550,914; 2000—$2,447,871) (bonds pledged, at market value: 2001—$385,542)	3,653,941	2,495,580
Equities:		
Common stocks available for sale, at market value (cost: 2001—$496,407; 2000—$486,257) (common stocks pledged, at market value: 2001—$37,239)	512,631	545,725
Nonredeemable preferred stocks available for sale, at market value (cost: 2001—$30,589; 2000—$28,569)	30,050	26,695
Other invested assets	248,275	233,629
Short-term investment of funds received under securities loan agreements	432,758	—
Short-term investments, at cost which approximates market value	2,562	28,091
Cash and cash equivalents	124,214	129,246
Total investments and cash	5,004,431	4,391,226
Accrued investment income	66,850	69,051
Premium balances receivable, net	379,778	234,668
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:		
Affiliates	253,919	261,097
Other	620,519	282,736
Deferred acquisition costs	101,146	76,623
Prepaid reinsurance premiums	51,226	30,160
Federal income tax recoverable	43,178	—
Deferred income taxes	184,982	144,121
Other assets	35,274	32,990
Total assets	$6,741,303	$5,522,672
Liabilities and Stockholders' Equity		
Unpaid losses and loss adjustment expenses	$3,747,583	$3,077,162
Unearned premiums	553,734	418,621
Reinsurance balances payable	84,815	70,582
Payable under securities loan agreements	432,758	—
Other liabilities	76,403	99,942
Total liabilities	4,895,293	3,666,307
Preferred Stock, $1.00 par value; shares authorized: 5,000,000	—	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2001—53,119,945; 2000—35,573,608	53,120	35,574
Additional paid-in capital	189,243	202,593
Accumulated other comprehensive income	27,603	36,773
Retained earnings	1,590,487	1,591,425
Treasury Stock, at cost; 2001—864,200; 2000—800,000 shares of common stock	(14,443)	(10,000)
Total stockholders' equity	1,846,010	1,856,365
Total liabilities and stockholders' equity	$6,741,303	$5,522,672

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2001	2000	1999
(in thousands, except per share data)			
Revenues:			
Net premiums written	$1,905,647	$1,658,579	$1,498,524
Increase in net unearned premiums	(115,308)	(27,043)	(13,890)
Net premiums earned	1,790,339	1,631,536	1,484,634
Net investment income	240,083	234,485	230,739
Realized net capital (losses) gains	(240)	33,098	82,793
	2,030,182	1,899,119	1,798,166
Expenses:			
Net losses and loss adjustment expenses	1,561,529	1,196,896	1,148,817
Net commissions	474,899	387,830	365,929
Other operating expenses	52,063	51,930	50,629
Increase in deferred acquisition costs	(24,523)	(5,601)	(3,444)
	2,063,968	1,631,055	1,561,931
Operating (loss) income	(33,786)	268,064	236,235
Other deductions	(321)	(82)	(138)
(Loss) income before income taxes	(34,107)	267,982	236,097
Income taxes (benefits):			
Current	(17,089)	56,112	56,261
Deferred	(35,910)	232	(7,526)
	(52,999)	56,344	48,735
Net income	$ 18,892	$ 211,638	$ 187,362
Net income per common share:			
Basic	$ 0.36	$ 4.06	$ 3.60
Diluted	0.36	4.03	3.58
Weighted average common shares outstanding:			
Basic	52,224	52,127	52,056
Diluted	52,736	52,475	52,324

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,	2001	2000	1999
(in thousands, except per share data)			
Common Stock:			
Balance, beginning of year	$ 35,574	$ 35,528	$ 35,467
Stock split effected as a dividend	17,421	—	—
Issued under stock option and purchase plans	125	46	61
Balance, end of year	53,120	35,574	35,528
Additional paid-in capital:			
Balance, beginning of year	202,593	200,567	198,425
Stock split effected as a dividend	(17,544)	—	—
Excess of proceeds over par value of common stock issued under stock option and purchase plans	4,194	2,026	2,142
Balance, end of year	189,243	202,593	200,567
Accumulated other comprehensive income:			
Balance, beginning of year	36,773	18,212	158,552
Cumulative effect of an accounting change, net of income tax effect	32,406	—	—
Other net change for year	(63,964)	28,555	(215,906)
Income tax effect on other net change	22,388	(9,994)	75,566
Balance, end of year	27,603	36,773	18,212
Retained earnings:			
Balance, beginning of year	1,591,425	1,398,210	1,227,695
Net income	18,892	211,638	187,362
Cash dividends declared (per common share: 2001—$0.38; 2000—$0.35; 1999—$0.32)	(19,830)	(18,423)	(16,847)
Balance, end of year	1,590,487	1,591,425	1,398,210
Treasury Stock:			
Balance, beginning of year	(10,000)	(10,000)	(10,000)
Acquisition of treasury stock	(4,443)	—	—
Balance, end of year	(14,443)	(10,000)	(10,000)
Total stockholders' equity	$1,846,010	$1,856,365	$1,642,517

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000	1999
(in thousands)			
Cash flows from operating activities:			
Net income	$ 18,892	$ 211,638	$ 187,362
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Changes in unpaid losses and loss adjustment expenses, unearned premiums and prepaid reinsurance premiums	784,468	(204,903)	198,432
Changes in premium and reinsurance balances receivable and payable, net	(456,663)	124	(98,752)
Change in deferred acquisition costs	(24,523)	(5,601)	(3,444)
Change in accrued investment income	2,201	4,527	(8,075)
Realized net capital losses (gains)	240	(33,098)	(82,793)
Changes in current and deferred income taxes	(80,916)	7,385	(13,176)
Change in net unrealized currency translation adjustment	(2,608)	20,625	2,343
Changes in other assets and liabilities, net	2,297	(15,159)	7,662
Other, net	(1,278)	(468)	4,223
Total adjustments	223,218	(226,568)	6,420
Net cash provided by (used in) operating activities	242,110	(14,930)	193,782
Cash flows from investing activities:			
Proceeds of bonds available for sale sold	315,588	299,906	436,127
Proceeds of bonds held to maturity redeemed or matured	—	148,829	78,936
Proceeds of bonds available for sale redeemed or matured	278,857	421,894	238,616
Proceeds of equities sold	798,727	690,300	473,690
Purchase of bonds held to maturity	—	(16,675)	(15,051)
Purchase of bonds available for sale	(786,623)	(763,498)	(867,036)
Purchase of equities	(812,998)	(678,556)	(439,123)
Net purchase of other invested assets	(14,862)	(63,040)	(45,217)
Net purchase of short-term investment with funds received under securities loan agreements	(432,758)	—	—
Net sale (purchase) of short-term investments	23,928	(21,599)	23,270
Change in other liabilities for securities in course of settlement	(26,304)	62,521	(527)
Other, net	1,744	(7,327)	(7,130)
Net cash (used in) provided by investing activities	(654,701)	72,755	(123,445)
Cash flows from financing activities:			
Net disbursements from reinsurance deposits	(4,819)	(8,264)	(26,886)
Net funds received under securities loan agreements	432,758	—	—
Dividends to stockholders	(19,554)	(18,072)	(16,312)
Proceeds from common stock issued	4,319	2,072	2,203
Acquisition of treasury stock	(4,443)	—	—
Net cash provided by (used in) financing activities	408,261	(24,264)	(40,995)
Effect of exchange rate changes on cash and cash equivalents	(702)	(8,332)	4,086
Change in cash and cash equivalents	(5,032)	25,229	33,428
Cash and cash equivalents, beginning of year	129,246	104,017	70,589
Cash and cash equivalents, end of year	$ 124,214	$ 129,246	$ 104,017

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31,	2001	2000	1999
(in thousands)			
Net income	$ 18,892	$211,638	$ 187,362
Other comprehensive (loss) income:			
Net unrealized (depreciation) appreciation of investments:			
Net unrealized holding (losses) gains arising during period	(36,904)	89,168	(107,284)
Related income tax effect	12,917	(31,209)	37,548
Reclassification adjustment for losses (gains) included in net income	240	(33,098)	(82,793)
Related income tax effect	(84)	11,584	28,978
	(23,831)	36,445	(123,551)
Net unrealized currency translation loss	(27,300)	(27,515)	(25,829)
Related income tax effect	9,555	9,631	9,040
	(17,745)	(17,884)	(16,789)
Cumulative effect of an accounting change, net of related income tax effect	32,406	—	—
Other comprehensive (loss) income	(9,170)	18,561	(140,340)
Comprehensive income	$ 9,722	$230,199	$ 47,022

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Transatlantic Holdings, Inc. (the "Company") is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Transatlantic Reinsurance Company (TRC). TRC owns all of the common stock of Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam). As of December 31, 2001, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) beneficially owned approximately 60% of the Company's outstanding shares.

Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH), through its operating subsidiaries TRC, TRZ and Putnam, offers reinsurance capacity for a full range of property and casualty products to insurers and reinsurers on a treaty and facultative basis, with an emphasis on specialty classes. Including domestic as well as international risks, TRH's principal lines of business are auto liability (including nonstandard risks), other liability (including directors' and officers' liability and other professional liability), medical malpractice, marine and aviation, accident and health and surety, credit and financial guaranty in the casualty lines, and fire, homeowners and allied lines in the property lines (which include property catastrophe risks). Casualty lines represented 79.2%, 76.7% and 74.8% of net premiums written in 2001, 2000 and 1999, respectively. The balance represented property lines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). Certain reclassifications have been made to conform prior years' presentations with 2001.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

(b) INVESTMENTS:

Bonds are classified as held-to-maturity and carried at amortized cost if TRH has the positive intent and ability to hold each of these securities to maturity. The balance of TRH's bonds are classified as available-for-sale and carried at market value. As of December 31, 2001, however, all of TRH's bonds are classified as available-for-sale. (See discussion on Adoption of Statement of Financial Accounting Standards (SFAS) No. 133 and Change in Classification of Certain Bonds in Note 2(j).) Common and nonredeemable preferred stocks are carried principally at market value. Market values for fixed maturity securities and equities are generally based upon quoted market prices. For certain fixed maturity securities, for which market prices were not readily available, market values were estimated using values obtained from independent pricing services. Other invested assets consist of investments in partnerships, a short duration bond fund managed by an AIG subsidiary and other investments which are carried primarily at market value. Short-term investments are carried at cost, which approximates market value.

In 2001, TRH engaged in securities lending transactions whereby certain securities (*i.e.*, bonds and common stocks available for sale) from its portfolio were loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value) in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS No. 125." A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

Realized gains or losses on the sale of investments are determined on the basis of specific identification. Changes in unrealized appreciation (depreciation) of bonds available for sale, equity investments and other invested assets are charged or credited, net of deferred income taxes, directly to accumulated other comprehensive income (see Note 9), a component of stockholders' equity. Investment income is recorded as earned. Amortization of bond premium and the accrual of bond discount are charged or credited to net investment income.

(c) CASH AND CASH EQUIVALENTS:

Cash and cash equivalents generally include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

(d) DEFERRED ACQUISITION COSTS:

Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in determining acquisition costs to be deferred. Anticipated investment income is not considered in the deferral of acquisition costs.

(e) PREMIUM REVENUES:

Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

(f) LOSSES AND LOSS ADJUSTMENT EXPENSES:

Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently.

Unpaid losses and loss adjustment expenses include certain amounts for the reinsurance of risks related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried at December 31, 2001 for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Further, there is always the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings.

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11th terrorist attacks which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

(g) DEFERRED INCOME TAXES:

Deferred income taxes are provided for the expected tax effect of temporary differences between the amounts of assets and liabilities used for financial reporting purposes and the amounts used in tax returns.

(h) REINSURANCE DEPOSITS:

Amounts received pursuant to reinsurance contracts that are not expected to indemnify the ceding company against loss or liability are recorded as deposits and included in "reinsurance balances payable" on the Consolidated Balance Sheets. These deposits are treated as financing transactions and are credited with interest according to contract terms.

(i) CURRENCY TRANSLATION:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income and expense accounts are translated at average exchange rates for the year. The resulting net unrealized currency translation gain (loss) for functional currencies is reflected in accumulated other comprehensive income, a component of stockholders' equity.

Transaction gains and losses on assets and liabilities denominated in foreign currencies which are not designated as functional currencies are reflected in results of operations during the period in which they occur.

(j) ACCOUNTING STANDARDS:

(*i*) Adoption of SFAS No. 133 and Change in Classification of Certain Bonds:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the Financial Accounting Standards Board (FASB) in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, in 2001, TRH transferred all of its bonds in the held-to-maturity classification (with an amortized cost of

$932.3 million and market value of $982.1 million at the date of transfer) to the bonds available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) has been recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Stockholders' Equity for the 2001 period. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold bonds acquired in the future to their maturity.

(*ii*) Other Accounting Standards:

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In accordance with the bulletin and subsequent guidance that deferred the implementation date, TRH adopted SAB 101 in the fourth quarter of 2000. With respect to results of operations, financial position and cash flows, SAB 101 did not have a material impact in 2001 nor 2000 and is not expected to have a material impact thereafter.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of SFAS No. 125." SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, the recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. This statement is effective for the recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. Adoption of the new requirements on their effective dates has not had and is not expected to have a material impact on TRH's results of operations, financial position or cash flows.

SFAS No. 142, "Goodwill and Other Intangible Assets," was issued by the FASB in June 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." The new standard addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Among other things, goodwill and some intangible assets will no longer be amortized, but will be subject to impairment tests at least annually. In accordance with the statement, TRH will implement SFAS No. 142 on January 1, 2002. Management believes that the implementation of this standard will not have a material effect on TRH's results of operations, financial position or cash flows.

3. INVESTMENTS

(a) STATUTORY DEPOSITS:

Investments, the substantial majority of which are bonds and common stocks available for sale, were deposited with governmental authorities as required by law and amounted to approximately $113,000,000 and $118,000,000 at December 31, 2001 and 2000, respectively.

(b) NET INVESTMENT INCOME:

An analysis of net investment income of TRH follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands)			
Fixed maturities	**$200,955**	$207,569	$213,086
Equities	**18,703**	9,988	11,163
Other	**26,008**	22,039	14,820
Total investment income	**245,666**	239,596	239,069
Investment expenses	**(5,583)**	(5,111)	(8,330)
Net investment income	**$240,083**	$234,485	$230,739

(c) INVESTMENT GAINS AND LOSSES:

Realized net capital (losses) gains and the change in net unrealized (depreciation) appreciation of investments are summarized as follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands)			
Realized net capital (losses) gains on sale of investments:			
Fixed maturities	**$ (803)**	$ (33,573)	$ (3,679)
Equities	**(258)**	66,879	87,404
Other	**821**	(208)	(932)
Totals	**$ (240)**	$ 33,098	$ 82,793
Change in net unrealized (depreciation) appreciation of investments: (1)			
Fixed maturities carried at amortized cost (2)	**$(49,855)**	$ 29,083	$ (65,307)
Fixed maturities carried at market (2)	**55,318**	128,481	(167,122)
Equities	**(41,909)**	(69,958)	(26,409)
Other	**(216)**	(2,456)	3,455
Totals	**$(36,662)**	$ 85,150	$(255,383)

(1) Before deferred income tax effect.

(2) Amounts for 2001 include the change in classification of certain bonds (see Note 2(j)(*i*)).

(d) FIXED MATURITIES:

The amortized cost and market value of bonds at December 31, 2001 and 2000 are summarized as follows:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(in thousands)				
Bonds available for sale and carried at market value:				
U.S. Government and government agency bonds	$ 273,941	$ 10,980	$ 663	$ 284,258
States, foreign and domestic municipalities and political subdivisions	2,501,992	90,062	7,464	2,584,590
Foreign governments	180,066	4,191	833	183,424
Corporate	594,915	18,796	12,042	601,669
Totals	$3,550,914	$124,029	$21,002	$3,653,941

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(in thousands)				
Bonds held to maturity and carried at amortized cost:				
States, foreign and domestic municipalities and political subdivisions	$ 932,260	$49,984	$ 129	$ 982,115
Bonds available for sale and carried at market value:				
U.S. Government and government agency bonds	$ 268,162	$ 9,052	$ 100	$ 277,114
States, foreign and domestic municipalities and political subdivisions	1,366,344	43,039	2,278	1,407,105
Foreign governments	228,125	4,313	444	231,994
Corporate	585,240	6,913	12,786	579,367
Totals	$2,447,871	$63,317	$15,608	$2,495,580

The amortized cost and market value of bonds at December 31, 2001 by contractual maturity, are as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Investments in fixed maturities exclude short-term investments.

	Amortized Cost	Market Value
(in thousands)		
Bonds available for sale:		
Due in one year or less	$ 231,992	$ 235,266
Due after one year through five years	895,695	930,727
Due after five years through ten years	558,326	571,910
Due after ten years	1,864,901	1,916,038
Totals	$3,550,914	$3,653,941

Gross gains of $6,069,000, $6,688,000 and $4,961,000 and gross losses of $7,145,000, $41,457,000 and $9,273,000 were realized on sales of investments in fixed maturities available for sale in 2001, 2000 and 1999, respectively.

(e) EQUITIES:

Gross gains of $90,698,000, $118,739,000 and $109,404,000 and gross losses of $90,956,000, $51,860,000 and $22,000,000 were realized on sales of equities in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, net unrealized appreciation of equities (before applicable income taxes) included gross gains of $31,723,000 and $98,810,000 and gross losses of $16,038,000 and $41,216,000, respectively.

4. FEDERAL AND FOREIGN INCOME TAXES

(a) The Company files a U.S. consolidated federal income tax return with its domestic subsidiaries, TRC and Putnam. TRC will include as part of its taxable income those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The U.S. federal income tax rate was 35% for 2001, 2000 and 1999. Actual tax (benefit) expense on (loss) income before income taxes differs from the "expected" amount computed by applying the U.S. federal income tax rate because of the following:

Years Ended December 31,	**2001**		2000		1999	
(dollars in thousands)	**Amount**	**Percent of Income Before Income Taxes**	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes
"Expected" tax (benefit) expense	**$(11,937)**	**35.0%**	$ 93,794	35.0%	$ 82,634	35.0%
Adjustments:						
Tax-exempt interest	**(37,128)**	**108.9**	(34,837)	(13.0)	(31,375)	(13.3)
Dividends received deduction	**(3,897)**	**11.4**	(1,458)	(0.6)	(2,051)	(0.9)
Other	**(37)**	**0.1**	(1,155)	(0.4)	(473)	(0.2)
Actual tax (benefit) expense	**$(52,999)**	**155.4%**	$ 56,344	21.0%	$ 48,735	20.6%
Foreign and domestic components of actual tax (benefit) expense:						
Foreign	**$ 3,994**		$ 2,717		$ 3,302	
Domestic:						
Current	**(21,083)**		53,395		52,959	
Deferred	**(35,910)**		232		(7,526)	
	$(52,999)		$ 56,344		$ 48,735	

The domestic current tax benefit for 2001 includes $17.7 million resulting from a tax net operating loss carryback to prior years. In addition, the 2001 domestic deferred tax benefit includes $19.6 million resulting from a minimum tax credit carryforward which, by law, may be carried forward indefinitely.

(b) The components of the net deferred income tax asset at December 31, 2001 and 2000 were as follows:

	2001	2000
(in thousands)		
Deferred income tax assets:		
Unpaid losses and loss adjustment expenses, net of related reinsurance recoverable	**$182,398**	$165,738
Unearned premiums, net of prepaid reinsurance premiums	**35,176**	27,192
Cumulative translation adjustment	**26,383**	16,828
Minimum tax credit carryforward	**19,600**	—
Other	**6,467**	6,422
Total deferred income tax assets	**270,024**	216,180
Deferred income tax liabilities:		
Deferred acquisition costs	**35,401**	26,818
Net unrealized appreciation of investments	**41,527**	36,910
Other	**8,114**	8,331
Total deferred income tax liabilities	**85,042**	72,059
Net deferred income tax asset	**$184,982**	$144,121

No valuation allowance has been recorded.

(c) Income tax payments by TRH totaled $27,702,000, $47,594,000 and $61,861,000 in 2001, 2000 and 1999, respectively.

5. LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

Years Ended December 31,	2001	2000	1999
(in thousands)			
At beginning of year:			
Unpaid losses and loss adjustment expenses	**$3,077,162**	$3,304,931	$3,116,038
Less reinsurance recoverable	**462,245**	542,769	459,935
Net unpaid losses and loss adjustment expenses	**2,614,917**	2,762,162	2,656,103
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	**1,525,857**	1,182,539	1,216,294
Prior years	**35,672**	14,357	(67,477)
Total	**1,561,529**	1,196,896	1,148,817
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	**374,807**	390,433	340,155
Prior years	**892,752**	953,708	702,603
Total	**1,267,559**	1,344,141	1,042,758
At end of year:			
Net unpaid losses and loss adjustment expenses	**2,908,887**	2,614,917	2,762,162
Plus reinsurance recoverable	**838,696**	462,245	542,769
Unpaid losses and loss adjustment expenses	**$3,747,583**	$3,077,162	$3,304,931

Current year net losses and loss adjustment expenses incurred for 2001 include catastrophe losses of $215 million ($200 million of which represents the estimated cost of the September 11th attacks—see Note 8) and a loss of $60 million for the estimated reinsurance exposure related to Enron Corporation.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

2000 catastrophe losses had an immaterial impact on that year's results. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $14.4 million in 2000. In particular, significant adverse development was recorded in 2000 on losses occurring in 1998 and 1999 in fire and allied lines. These increases to incurred losses were partially offset by favorable development in 2000 on losses occurring primarily in 1994 through 1999 in the other liability line.

1999 current year net losses and loss adjustment expenses incurred include catastrophe losses of $85 million. More than one-half of those losses were from European storms occurring late in the year. Two of those storms, Lothar and Martin, occurred within a day of each other in late December and caused extensive property damage in Western Europe, most severely in France. These two storms collectively are considered among the worst natural catastrophes ever to strike France.

In addition, as a result of net decreases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were reduced by $67.5 million in 1999. Significant favorable development was recorded in 1999 on losses occurring in 1987 through 1996 in the other liability line and in 1994 through 1998 in the aviation line. These reductions to incurred losses were partially offset by adverse development in 1999 on losses occurring in 1997 and 1998, principally in fire, allied lines, auto liability and ocean marine lines, and prior to 1984 in the other liability line.

6. COMMON STOCK

Common stock activity for each of the three years in the period ended December 31, 2001 was as follows:

	2001	2000	1999
Shares outstanding, beginning of year	**34,773,608**	34,727,822	34,666,836
Issued under stock option and purchase plans	**124,945**	45,786	60,986
Stock split effected as a dividend	**17,421,392**	—	—
Acquisition of treasury stock	**(64,200)**	—	—
Shares outstanding, end of year	**52,255,745**	34,773,608	34,727,822

As a result of a common stock split in the form of a 50% stock dividend, common stock increased by $17.4 million and additional paid-in capital decreased by $17.5 million in 2001. This stock split was paid on July 20, 2001, to holders of record on June 29, 2001.

7. NET INCOME PER COMMON SHARE

Net income per common share has been computed in the following table based upon weighted average common shares outstanding. Share and per share amounts have been retroactively adjusted, as appropriate, to reflect a 3-for-2 split of the common stock in the form of a 50% stock dividend, paid in July 2001.

Years Ended December 31,	**2001**	2000	1999
(in thousands, except per share data)			
Net income (numerator)	**$18,892**	$211,638	$187,362
Weighted average common shares outstanding used in the computation of net income per share:			
Average shares issued	**53,044**	52,927	52,856
Less: Average shares in treasury	**820**	800	800
Average outstanding shares—basic (denominator)	**52,224**	52,127	52,056
Average potential shares, principally stock options	**512**	348	268
Average outstanding shares—diluted (denominator)	**52,736**	52,475	52,324
Net income per common share:			
Basic	**$ 0.36**	$ 4.06	$ 3.60
Diluted	**0.36**	4.03	3.58

8. IMPACT OF SEPTEMBER 11TH TERRORIST ATTACKS ON THE UNITED STATES

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attacks, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income and changes in such amounts between years are as follows:

(in thousands)	Net Unrealized Appreciation of Investments, Net of Income Tax	Net Unrealized Currency Translation Gain (Loss), Net of Income Tax	Accumulated Other Comprehensive Income
Balance, December 31, 1998	$ 155,652	$ 2,900	$ 158,552
Change during year	(123,551)	(16,789)	(140,340)
Balance, December 31, 1999	32,101	(13,889)	18,212
Change during year	36,445	(17,884)	18,561
Balance, December 31, 2000	68,546	(31,773)	36,773
Cumulative effect of an accounting change, net of income tax (See Note 2(j)(i))	32,406	—	32,406
Other change during year	(23,831)	(17,745)	(41,576)
Balance, December 31, 2001	$ 77,121	$(49,518)	$ 27,603

10. PENSION, SAVINGS AND STOCK PURCHASE PLANS

TRH's employees participate in benefit plans administered by AIG (See Note 11) including a noncontributory defined benefit pension plan, an employee stock purchase plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions. These plans cover a substantial majority of TRH's employees. Certain of these plans do not separately identify plan benefits and plan assets attributable to employees of participating companies. In the opinion of management, no material additional liability would accrue to TRH were such plan benefits and plan assets identifiable.

In addition, under TRH's 1990 Employee Stock Purchase Plan, as amended, full time employees with at least one year of employment with the Company or any of its subsidiaries are eligible to receive privileges to purchase shares of the Company's common stock at a price which is 85% of the fair market value of such stock on the date of subscription or the date of grant of the purchase privilege, whichever is greater. An aggregate of 1,125,000 shares of common stock has been authorized for subscription and 1,531 shares were purchased under the plan in 2001.

The charges made to operations for these plans for 2001, 2000 and 1999 were $1,912,000, $1,599,000, and $751,000, respectively.

11. STOCK OPTION PLANS

In 2000, the Company's Board of Directors adopted, and the stockholders approved, the "Transatlantic Holdings, Inc. 2000 Stock Option Plan" (the 2000 Plan). This plan provides that options may be granted to certain key employees and non-employee directors to purchase a maximum of 2,250,000 shares of the Company's common stock at prices not less than their fair market value at the date of grant. At December 31, 2001, 1,762,725 shares were reserved for future grants under the 2000 Plan. The 2000 Plan also provides that 25% of the options granted become exercisable on the anniversary date of the grant in each of the four years following the grant and expire 10 years from the date of grant. The Company also maintains the "Transatlantic Holdings, Inc. 1995 Stock Option Plan" (the 1995 Plan) and the "Transatlantic Holdings, Inc. 1990 Stock Option Plan" (the 1990 Plan). The 1995 Plan and the 1990 Plan operate under substantially similar terms to the 2000 Plan, except that non-employee directors were not covered under the 1990 Plan. No further options can be granted under the 1995 Plan nor the 1990 Plan, although options outstanding continue in force until exercise, expiration or forfeiture.

In each of 1994 and 1992, the Stock Option and Purchase Plan Committee granted 45,000 options to certain non-employee directors of the Company, who are directors, officers and employees of AIG, to purchase shares of the Company's common stock at $22.67 per share and $23.33 per share, respectively. Such options were granted outside of, but on substantially the same terms and conditions as, the 1990 Plan. As of December 31, 2001, all of these options were exercisable as none have been exercised or forfeited. The impact of these options on the financial statements is not material.

A summary of the combined status of the 2000 Plan, the 1995 Plan and the 1990 Plan (collectively, the Company Plans) as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

	2001		2000		1999	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**1,608,318**	**$44.49**	1,407,311	$40.02	1,296,143	$36.67
Granted	**212,400**	**90.99**	288,750	63.50	247,500	51.00
Exercised	**(177,248)**	**32.23**	(69,233)	31.10	(86,598)	23.32
Forfeited	**(38,160)**	**54.71**	(18,510)	51.35	(49,734)	36.53
Outstanding, end of year	**1,605,310**	**51.75**	1,608,318	44.49	1,407,311	40.02
Exercisable, end of year	**1,011,133**	**$41.29**	956,795	$36.56	778,129	$33.30
Weighted average fair value of options granted during the year	**$23.04**		$17.76		$14.50	

The weighted average fair value of each option grant is estimated on the date of grant using the "Binomial Option Price Model" with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: expected volatility of 20.0%, 18.0% and 18.0%; risk-free interest rates of 4.4%, 5.4%, and 6.4%; and expected lives of six years for each grant. An increasing dividend schedule is used in the binomial model based on historical experience.

The following table summarizes information about the Company Plans' outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
$22.67 to $34.22	**483,684**	**4.0 years**	**$30.37**	**483,684**	**$30.37**
$47.92 to $63.50	**909,226**	**7.6**	**53.96**	**527,449**	**51.30**
$90.99	**212,400**	**9.9**	**90.99**	**—**	**—**
$22.67 to $90.99	**1,605,310**	**6.8**	**51.75**	**1,011,133**	**41.29**

The Company accounts for its stock options based on the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 and related interpretations, as permitted under SFAS No. 123. Had compensation cost been charged to earnings in accordance with the fair value method discussed in SFAS No. 123, the Company's net income and net income per share (on a pro forma basis) would have been as follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands, except per share data)			
Net income:			
As reported	**$18,892**	$211,638	$187,362
Pro forma	**16,081**	209,061	184,953
Net income per common share (split adjusted):			
As reported:			
Basic	**0.36**	4.06	3.60
Diluted	**0.36**	4.03	3.58
Pro forma:			
Basic	**0.31**	4.01	3.55
Diluted	**0.30**	3.98	3.53

12. RELATED PARTY TRANSACTIONS

In August 1998, AIG increased its beneficial ownership of the Company's outstanding common stock from 49% to over 50%. As of December 31, 2001, AIG beneficially owned approximately 60% of the Company's outstanding shares.

TRH has service and expense agreements and certain other agreements with the AIG Group which provide for the reimbursement to the AIG Group of certain administrative and operating expenses which include, but are not limited to, investment advisory and cash management services, office space and human resource related activities. Under the guidance of TRH's Finance Committee of the Board of Directors and senior management, certain AIG Group companies act as financial advisors and managers of TRH's investment portfolio. In 2001, 2000 and 1999, $7,900,000, $7,700,000 and $10,600,000, respectively, of operating and investment expenses relate to services and expenses provided by the AIG Group under these agreements.

Approximately $232 million (10%), $209 million (11%) and $184 million (11%) of gross premiums written by TRH in 2001, 2000 and 1999, respectively, were attributable to reinsurance purchased by the AIG Group, for the production of which TRH paid ceding commissions to the AIG Group of $50 million, $38 million and $34 million, respectively, in such years. (See Note 14 for information relating to reinsurance ceded to related parties.)

13. DIVIDEND RESTRICTION AND STATUTORY FINANCIAL DATA

The payment of dividends by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Generally, the maximum amount of dividends that a company may pay without regulatory approval in any twelve-month period is the lesser of adjusted net investment income or 10% of statutory policyholders' surplus as of the end of the most recently reported quarter unless the New York Insurance Department, upon prior application, approves a greater dividend distribution. Adjusted net investment income is defined for this purpose to include net investment income for the twelve months immediately preceding the declaration or distribution of the current dividend increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto. The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2001, TRC had statutory earned surplus of $983,249,000, and, in 2002, could pay dividends of approximately $140,105,000 without such regulatory approval.

Statutory surplus and net income as reported to the New York Insurance Department were as follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands)			
TRC			
Statutory surplus	**$1,401,055**	$1,531,876	$1,442,571
Statutory net (loss) income	**(55,262)**	170,898	131,479
Putnam			
Statutory surplus	**107,007**	107,728	104,317
Statutory net (loss) income	**(693)**	10,828	9,443

TRC and Putnam each prepare statutory financial statements in accordance with accounting practices prescribed or permitted by New York — their state of domicile. Prescribed statutory accounting practices are discussed in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as in state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. All material statutory accounting practices of TRC and Putnam are prescribed in the authoritative literature described above.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and changes current statutory accounting in some areas. The New York Insurance Department adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt several key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance (as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In addition, the Codification guidance is not expected to have a material effect on future statutory net income, financial position or cash flows.

14. REINSURANCE CEDED

In the normal course of business, TRH purchases reinsurance from its retrocessionnaires to reduce the effect of individual or aggregate losses and to allow increased gross premium writings and afford greater risk capacity without necessarily requiring additional capital.

TRH's ceded reinsurance agreements consist of pro rata and excess-of-loss contracts. Under pro rata reinsurance, TRH and its retrocessionnaires share premiums, losses and expenses in an agreed upon proportion. For consideration, generally based on a percentage of premiums of the individual policy or policies subject to the reinsurance agreement, excess-of-loss contracts provide reimbursement to TRH for losses in excess of a predetermined amount up to a predetermined limit.

Premiums written and earned and losses and loss adjustment expenses incurred are comprised as follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands)			
Gross premiums assumed	**$2,297,896**	$1,880,389	$1,690,714
Reinsurance ceded:			
Affiliates	**113,540**	95,060	100,415
Other	**278,709**	126,750	91,775
	392,249	221,810	192,190
Net premiums written	**$1,905,647**	$1,658,579	$1,498,524
Gross premiums earned	**$2,161,522**	$1,855,374	$1,675,233
Reinsurance ceded:			
Affiliates	**105,198**	98,735	102,987
Other	**265,985**	125,103	87,612
	371,183	223,838	190,599
Net premiums earned	**$1,790,339**	$1,631,536	$1,484,634
Gross incurred losses and loss adjustment expenses	**$2,095,030**	$1,363,165	$1,375,589
Reinsurance ceded	**533,501**	166,269	226,772
Net losses and loss adjustment expenses	**$1,561,529**	$1,196,896	$1,148,817

Amounts recoverable from retrocessionnaires are recognized in a manner consistent with the claims liabilities associated with the retrocession and are presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Such balances at December 31, 2001 and 2000 are comprised as follows:

	2001		2000	
	Affiliates	**Other**	Affiliates	Other
(in thousands)				
Paid	**$ 20,620**	**$ 28,155**	$ 53,922	$ 40,699
Unpaid	**233,299**	**592,364**	207,175	242,037
Total	**$253,919**	**$620,519**	$261,097	$282,736

Ceded reinsurance arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH; consequently, an allowance has been established for estimated unrecoverable reinsurance on paid and unpaid losses totaling $13.0 million in both 2001 and 2000. TRH evaluates the financial condition of its retrocessionnaires through a security committee. With respect to reinsurance recoverable on paid and unpaid losses and prepaid reinsurance premiums, TRH holds substantial amounts of funds and letters of credit to collateralize these amounts. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. No uncollateralized amounts recoverable from a single retrocessionnaire, other than amounts due from affiliates, are considered material to the financial position of TRH.

15. SEGMENT INFORMATION

TRH conducts its business and assesses performance through segments organized along geographic lines. Financial data from the London and Paris branches and from TRZ are reported in the aggregate as International-Europe and considered as one segment due to operational and regional similarities. Data from branches in the Americas, other than those in the United States which underwrite primarily domestic business, and from branches in the Asia Pacific region are grouped as International-Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

A significant portion of assets and liabilities of TRH's international operations relate to the countries where ceding companies and reinsurers are located. Most investments are located in the country of domicile of these operations. In addition to licensing requirements, TRH's international operations are regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets.

While the great majority of premium revenues and assets relate to the regions where particular offices are located, a portion of such amounts are derived from other regions of the world. In addition, two large international brokers, respectively, accounted for non-AIG business equal to 15% and 14% in 2001, 15% and 14% in 2000 and 14% and 14% in 1999, of consolidated revenues, with a significant portion in each segment. Further, one customer accounted for approximately 12%, 10% and 8% of consolidated revenues in 2001, 2000 and 1999, respectively. Revenues from such customer, a significant portion of which were obtained through the two large international brokers discussed above, are included principally in the International-Europe segment, for all periods discussed.

The following table is a summary of financial data by segment:

		International		
2001	**Domestic**	**Europe(4)**	**Other**	**Consolidated**
(in thousands)				
Revenues (1) (2) (3)	**$1,114,204**	**$ 715,987**	**$199,991**	**$2,030,182**
Income (loss) before income taxes (2)	**19,589**	**(43,898)**	**(9,798)**	**(34,107)**
Segment assets (5)	**4,782,701**	**1,495,774**	**462,828**	**6,741,303**

		International		
2000	Domestic	Europe(4)	Other	Consolidated
(in thousands)				
Revenues (1) (2) (3)	$1,038,310	$ 654,460	$206,349	$1,899,119
Income before income taxes (2)	242,459	14,040	11,483	267,982
Segment assets (5)	3,911,303	1,233,370	377,999	5,522,672

		International		
1999	Domestic	Europe(4)	Other	Consolidated
(in thousands)				
Revenues (1) (2) (3)	$1,020,806	$ 615,683	$161,677	$1,798,166
Income (loss) before income taxes (2)	260,075	(2,607)	(21,371)	236,097
Segment assets (5)	3,932,305	1,111,175	436,718	5,480,198

(1) Revenues represent the sum of net premiums earned, net investment income and realized net capital gains (losses).

(2) Domestic revenues and income before income taxes include realized net capital gains of $241, $29,668 and $82,162 in 2001, 2000 and 1999, respectively. Realized net capital gains (losses) for other segments in each of the years presented are not material.

(3) Net revenues from affiliates approximate $100,300, $110,038 and $80,237 in 2001, 2000 and 1999, respectively, and are included primarily in domestic revenues.

(4) Includes revenues from the London, England office of $435,007, $380,694 and $350,398 in 2001, 2000 and 1999, respectively.

(5) As of December 31.

Net premiums earned by major product grouping are as follows:

Years Ended December 31,	**2001**	2000	1999
(in thousands)			
Casualty:			
Auto liability	**$ 491,307**	$ 312,727	$ 308,194
Other liability*	**335,096**	274,627	256,349
Medical malpractice	**156,695**	141,355	141,932
Ocean marine and aviation	**138,886**	193,521	146,623
Accident and health	**126,883**	190,916	130,927
Surety, credit and financial guaranty	**86,670**	74,005	70,652
Other	**85,983**	62,575	45,034
Total casualty	**1,421,520**	1,249,726	1,099,711
Property:			
Fire	**171,519**	193,413	177,758
Homeowners multiple peril	**63,352**	57,855	62,913
Auto physical damage	**49,645**	51,670	47,551
Allied lines	**33,990**	42,299	44,607
Other	**50,313**	36,573	52,094
Total property	**368,819**	381,810	384,923
Total	**$1,790,339**	$1,631,536	$1,484,634

* A significant portion of this product grouping includes more complex risks such as professional liability (other than medical malpractice), directors' and officers' liability, errors and omissions and environmental impairment liability.

16. COMMITMENTS AND CONTINGENT LIABILITIES

(a) LEGAL PROCEEDINGS:

TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of its business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

(b) COMMERCIAL COMMITMENTS:

In the normal course of business, TRH has issued letters of credit to ceding companies amounting to $16,767,000, which will expire by the end of 2003 unless renewed. Where TRH provides a letter of credit, it is generally contractually obligated to continue to provide a letter of credit to the ceding company in the future to secure certain reserves and other balances.

(c) LEASES:

As of December 31, 2001, the future minimum lease payments (principally for leased office space) under various long-term operating leases were as follows:

(in thousands)	
2002	$ 5,255
2003	5,093
2004	4,847
2005	4,553
2006	3,172
Remaining years after 2006	6,766
Total	$29,686

Rent expense approximated $7,844,000, $8,281,000 and $6,446,000 in 2001, 2000 and 1999, respectively.

17. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of unaudited quarterly financial data for each of the years ended December 31, 2001 and 2000. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations for such periods have been made. Per share amounts have been retroactively adjusted, as appropriate, to reflect the 3-for-2 common stock split paid in July 2001.

Three Months Ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
(in thousands, except per share data)				
Net premiums written	**$445,679**	**$460,899**	**$520,017**	**$479,052**
Net premiums earned	**424,307**	**443,638**	**479,295**	**443,099**
Net investment income	**59,636**	**59,897**	**60,345**	**60,205**
Realized net capital gains (losses)	**2,881**	**2,251**	**2,716**	**(8,088)**
Operating income (loss)	**62,754**	**48,571**	**(136,496)**	**(8,615)**
Net income (loss)	**50,416**	**39,846**	**(77,830)**	**6,460**
Net income (loss) per common share:				
Basic	**0.97**	**0.76**	**(1.49)**	**0.12**
Diluted	**0.96**	**0.76**	**(1.49)**	**0.12**

Three Months Ended	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
(in thousands, except per share data)				
Net premiums written	$392,513	$402,770	$450,929	$412,367
Net premiums earned	390,182	403,750	428,198	409,406
Net investment income	58,637	57,820	58,369	59,659
Realized net capital gains	13,877	5,928	9,241	4,052
Operating income	72,158	64,608	67,561	63,737
Net income	56,358	50,985	53,395	50,900
Net income per common share:				
Basic	1.08	0.98	1.02	0.98
Diluted	1.08	0.97	1.02	0.97

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Transatlantic Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of Transatlantic Holdings, Inc. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001.

PricewaterhouseCoopers LLP

New York, New York
February 5, 2002

REPORT OF MANAGEMENT

The management of Transatlantic Holdings, Inc. is responsible for the fair presentation of the consolidated financial statements, including related notes thereto, and all other financial information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on the best estimates and judgments of management.

The Company maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions and events are properly reflected and that the financial records are reliable for the purposes of preparing financial statements and maintaining accountability of assets and liabilities. Management applies the concept of reasonable assurance by weighing the cost of an internal control structure with the benefits expected to be derived. The entire structure is maintained and monitored by qualified personnel, with an appropriate segregation of their duties. Such structure is systematically reviewed and evaluated by means of an internal audit function. PricewaterhouseCoopers LLP, independent accountants, considers the internal control structure to the extent required in accordance with auditing standards generally accepted in the United States of America, in connection with their audit of the Company's consolidated financial statements and related notes. PricewaterhouseCoopers LLP has complete access to the Company's records and appropriate management personnel.

The Audit Committee of the Board of Directors is composed solely of outside directors and meets regularly with management, the independent accountants and the internal auditors to review the scope and results of audit work performed. Both the internal auditors and the independent accountants have unrestricted access to the Audit Committee, without the presence of management, to discuss the results of their work and views on the adequacy of the internal control structure, the quality of financial reporting and any other matters they believe should be brought to the Audit Committee's attention.

BOARD OF DIRECTORS

TRANSATLANTIC HOLDINGS, INC.

TAKASHI AIHARA [4]
Chairman of the Board
The Nichido Fire & Marine
Insurance Company, Limited
Tokyo, Japan

JAMES BALOG [1,2,4,5]
Retired Chairman
1838 Investment Advisors, LLC
Radnor, Pennsylvania

C. FRED BERGSTEN [1,4]
Director
Institute for International Economics
Washington, D.C.

MAURICE R. GREENBERG [2,3,7]
Chairman and Chief Executive Officer
American International Group, Inc.
New York, New York

JOHN J. MACKOWSKI [1,2,5,6]
Retired Chairman and
Chief Executive Officer
The Atlantic Mutual Companies
New York, New York

EDWARD E. MATTHEWS [3,4]
Senior Vice Chairman — Investments
and Financial Services
American International Group, Inc.
New York, New York

ROBERT F. ORLICH [3,6]
President and Chief Executive Officer
Transatlantic Holdings, Inc.
New York, New York

HOWARD I. SMITH [4]
Executive Vice President and
Chief Financial Officer
American International Group, Inc.
New York, New York

THOMAS R. TIZZIO [2,6]
Senior Vice Chairman —
General Insurance
American International Group, Inc.
New York, New York

1 *Audit Committee*
2 *Compensation Committee*
3 *Executive Committee*
4 *Finance Committee*
5 *Stock Option Plan Committee*
6 *Underwriting Committee*
7 *Exofficio of Finance Committee*

OFFICERS*

TRANSATLANTIC HOLDINGS, INC.

CHAIRMAN
MAURICE R. GREENBERG

PRESIDENT AND
CHIEF EXECUTIVE OFFICER
ROBERT F. ORLICH

EXECUTIVE
VICE PRESIDENT
PAUL A. BONNY
President International Operations

STEVEN S. SKALICKY
Chief Financial Officer

JAVIER E. VIJIL
President Latin American Division

SENIOR VICE PRESIDENT
ROBERT V. MUCCI
Actuary

VICE PRESIDENT
GARY A. SCHWARTZ
General Counsel

SECRETARY
ELIZABETH M. TUCK

OFFICERS*

TRANSATLANTIC REINSURANCE COMPANY

SENIOR VICE PRESIDENT
Robert M. Baldrey
John I. Cho
Glenn E. Gardner
David J. Kalainoff
Bertrand Levy
Richard Loffler
Geoffrey Peach
Michael C. Sapnar
A. Lorne Zalkowitz

VICE PRESIDENT
Donald W. Bahr
George C. Barone
Ronald H. Bay
Leonard Chung
Peter Clements
Benjamin Davila
George J. DiMartino
J. Andrew Downey
Barbara A. Elden
Gabriel E. Fabrega
Eugene L. Fisher
Andrew Gaudencio
Peter Ho
Craig W. Hupper
Brenda J. Jansen
Laura A.W. Jensen
Sidney Kahn
Seymour H. Katz
Gerald T. Lohan
Simon Lyon
Paul F. McKeon
Claudia M. Mendieta
Michael W. Meyer
Douglas Murray
Anthony M. Pandolfo
Nigel Parker
Paulo Cesar Pereira
George Phillips
David Radford
David Riek
Robert G. Rudolph
AnneMarie Ryan
Romel G. Salam
Robert Snow
Suzanne A. Spantidos
Julian Spence
David T. Stewart
Andrew Taylor
Eva Taylor
Lee J. Taylor
Nicholas Tzaneteas
Maxine Wilde
Joseph S. Wong
Louis Zuckerbraun

TRANS RE ZURICH
Richard Loffler
General Manager and CEO
Alain Manfré
Deputy General Manager

*All officers of Transatlantic Holdings, Inc. hold same position in Transatlantic Reinsurance Company.

STOCKHOLDERS' MEETING
The 2002 stockholders' meeting will be held on Thursday, May 16, 2002, at 11:00 a.m., at 72 Wall Street, seventh floor, New York, New York.

AUDITORS
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

COUNSEL
Fried, Frank, Harris, Shriver & Jacobson,
One New York Plaza, New York, New York 10004

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company,
59 Maiden Lane, New York, New York 10038
(800) 937-5449

STOCK TRADING
Transatlantic Holdings, Inc. Common Stock is traded on the New York Stock Exchange.
Trading Symbol: TRH

COMMON STOCK AND DIVIDENDS
The following table sets forth the high and low closing sales prices per share of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape for each of the four quarters of 2001 and 2000, adjusted, as appropriate, for the 3-for-2 common stock split effected in the form of a 50 percent stock dividend, paid on July 20, 2001:

	2001		2000	
	High	**Low**	High	Low
First Quarter	**71.29**	**63.18**	57.00	45.96
Second Quarter	**83.82**	**68.91**	60.38	54.38
Third Quarter	**84.46**	**69.20**	62.00	53.96
Fourth Quarter	**92.00**	**82.62**	70.58	59.96

In 2001, the Company declared a quarterly dividend of $0.090 per common share in March and $0.096 per common share in each of May, September and December. In 2000, the Company declared a quarterly dividend of $0.083 per common share in March and $0.090 per common share in each of May, September and November. The Company paid each dividend in the quarter following the date of declaration. All dividend information has been adjusted, as appropriate, to reflect the 3-for-2 stock split paid in July 2001.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company whose principal source of income is dividends from its subsidiary, Transatlantic Reinsurance Company (TRC). The payment of dividends by TRC and its wholly-owned subsidiaries, Trans Re Zurich and Putnam Reinsurance Company, is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of January 31, 2002, the approximate number of holders of Common Stock, including those whose Common Stock is held in nominee name, was 23,500.

EMPLOYEES
At December 31, 2001, the Company and its subsidiaries had approximately 400 employees.

UPON REQUEST TO INVESTOR RELATIONS:
Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2040
Telefax: (212) 248-0965, you may receive:

- Transatlantic Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2001.
- Quarterly Earnings Press Releases (also available on the Company's Web site).

For additional information about the Company, visit Transatlantic's Web site: http://www.transre.com

WORLDWIDE OFFICES

NEW YORK (Headquarters)
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2000
Fax:
Facultative (212) 269-6801
Treaty (212) 785-7230

CHICAGO (Regional Office)
500 West Madison Street
Suite 2710
Chicago, Illinois 60661
Telephone: (312) 930-5560
Fax: (312) 648-0377/0449

TORONTO
Cameron MacDonald
145 Wellington Street West
Toronto, Ontario M5J 1H8
Canada
Telephone: (416) 596-3960
Fax: (416) 971-8782

MIAMI (Latin America and the Caribbean)
Javier Vijil
701 N.W. 62nd Avenue
Suite 790
Miami, Florida 33126
Telephone: (786) 437-3900
Fax: (786) 437-3888/3889

BUENOS AIRES
J. Andrew Downey
Paraguay 346 8vo. Piso
1057 Buenos Aires
Argentina
Telephone: (5411) 4315-8858
Fax: (5411) 4315-8905

RIO DE JANEIRO
Paulo Cesar Pereira
Rua da Candelaria 65
Sala 2101
Rio de Janeiro, Brasil
Telephone: (5521) 2516-9702
Fax: (5521) 2516-8048

LONDON
Paul Bonny
Corn Exchange
55 Mark Lane
London, England
EC3R 7NE
Telephone: 44-207-204-8600
Fax: 44-207-480-5577

PARIS
Bertrand Levy
4 Rue Auber
Paris 75009 France
Telephone: 33-1-4006-1200
Fax: 33-1-4006-9610

ZURICH
Alain Manfré
Trans Re Zurich
Nüschelerstrasse 32
P.O. Box 1475
8021 Zurich
Switzerland
Telephone: 411-227-6100
Fax: 411-227-6161

WARSAW
Krzysztof Koperski
Transatlantic Polska Sp. z o.o.
15 Jana Pawla II Street
9th floor
00-828 Warsaw, Poland
Telephone: 48-22-697-6891
Fax: 48-22-697-6890

JOHANNESBURG
Ralf Hefler
Hefler St. Clair & Associates c.c.
Zeltis House
50 Sixth Road
Hyde Park, 2196
Johannesburg, South Africa
Telephone: 27-11-283-3944
Fax: 27-11-283-3943

SYDNEY
Simon Lyon
Level 29, Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Telephone: 612-9375-2222
Fax: 612-9375-2121

HONG KONG (Asia Pacific Regional Headquarters)
John Cho
Lorne Zalkowitz
3303 The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong S.A.R.
People's Republic of China
Telephone: (852) 2574-0231
Fax: (852) 2834-5670

SHANGHAI
Yam-Wa Lo
521 Wanping Road South
Block B, #1005
Shanghai 200032
People's Republic of China
Telephone: (86-21) 6428-2917
Fax: (86-21) 6428-2927

TOKYO
Yutaka Nakamae
Hibiya Park Building
8-1, Yuraku-cho 1-chome
Chiyoda-Ku, Tokyo 100-0006
Japan
Telephone: 813-3212-6041
Fax: 813-3212-6046

Design: Inc Design, incdesign.com

TRANSATLANTIC HOLDINGS, INC.

80 Pine Street
New York, New York 10005
Telephone: (212) 770-2000
www.transre.com